                                                 REGISTRATION NUMBERS 333-_____
                                                                      811-04001
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

                          PRE-EFFECTIVE AMENDMENT NO.                       [ ]

                         POST-EFFECTIVE AMENDMENT NO.                       [ ]

                                    AND/OR
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                               AMENDMENT NO. 199                            [X]
                               -----------------

                     METROPOLITAN LIFE SEPARATE ACCOUNT E
                          (EXACT NAME OF REGISTRANT)

                      METROPOLITAN LIFE INSURANCE COMPANY
                           (EXACT NAME OF DEPOSITOR)

                   200 PARK AVENUE, NEW YORK, NEW YORK 10166
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                (212) 578-3067
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                               -----------------

                           RICARDO A. ANZALDUA, ESQ.
                 EXECUTIVE VICE-PRESIDENT AND GENERAL COUNSEL
                      METROPOLITAN LIFE INSURANCE COMPANY
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               -----------------

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING

 As soon as possible after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     TITLE OF SECURITIES BEING REGISTERED

 Interest in a separate account under flexible premium deferred allocated and unallocated group variable annuity contracts.


================================================================================

                         GOLD TRACK SELECT PROSPECTUS

This prospectus describes Gold Track Select, a flexible premium variable annuity contract (the "Contract") issued by Metropolitan Life Insurance Company (the "Company, "Our" "Us" or "We"). This version of the Contract is only available in New York State.

The Contract's value will vary daily to reflect the investment experience of the Funding Options (referred to as "Subaccounts" in Your Contract available through Metropolitan Life Separate Account E) You select and, subject to availability, the interest credited to the Fixed Account. The Funding Options available for all Contracts are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2
 American Funds Global Growth Fund
 American Funds Growth Fund
 American Funds Growth-Income Fund
DELAWARE VIP(R) TRUST -- STANDARD CLASS
 Delaware VIP(R) Small Cap Value Series
FIDELITY(R) VARIABLE INSURANCE PRODUCTS -- SERVICE CLASS 2
 Contrafund(R) Portfolio
 Mid Cap Portfolio
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST -- CLASS 2
 Templeton Developing Markets Securities Fund
 Templeton Foreign Securities Fund
JANUS ASPEN SERIES -- SERVICE SHARES
 Enterprise Portfolio
LEGG MASON PARTNERS VARIABLE EQUITY TRUST
 ClearBridge Variable All Cap Value Portfolio -- Class I ClearBridge Variable Appreciation Portfolio -- Class I ClearBridge Variable Equity Income Portfolio -- Class I ClearBridge Variable Large Cap Growth Portfolio -- Class I ClearBridge Variable Small Cap Growth Portfolio -- Class I
 Legg Mason Investment Counsel Variable Social Awareness Portfolio LEGG MASON PARTNERS VARIABLE INCOME TRUST
 Western Asset Variable High Income Portfolio
MET INVESTORS SERIES TRUST
 American Funds(R) Balanced Allocation Portfolio -- Class C American Funds(R) Growth Allocation Portfolio -- Class C
 American Funds(R) Moderate Allocation Portfolio -- Class C BlackRock High Yield Portfolio -- Class A
 BlackRock Large Cap Core Portfolio -- Class E
 Clarion Global Real Estate Portfolio -- Class A
 ClearBridge Aggressive Growth Portfolio -- Class B
 Harris Oakmark International Portfolio -- Class A
 Invesco Comstock Portfolio -- Class B
 Invesco Small Cap Growth Portfolio -- Class A
 Janus Forty Portfolio -- Class A
 JPMorgan Small Cap Value Portfolio -- Class A
 Lord Abbett Bond Debenture Portfolio -- Class A
 Lord Abbett Mid Cap Value Portfolio -- Class B
 MetLife Aggressive Strategy Portfolio -- Class B
 MetLife Multi-Index Targeted Risk Portfolio -- Class B
 MFS(R) Emerging Markets Equity Portfolio -- Class A
 MFS(R) Research International Portfolio -- Class B
 Oppenheimer Global Equity Portfolio -- Class B
 PIMCO Inflation Protected Bond Portfolio -- Class A
 PIMCO Total Return Portfolio -- Class B
 Pioneer Fund Portfolio -- Class A
 Pioneer Strategic Income Portfolio -- Class A
 Pyramis(R) Managed Risk Portfolio -- Class B
 T. Rowe Price Large Cap Value Portfolio -- Class B
 Third Avenue Small Cap Value Portfolio -- Class B
METROPOLITAN SERIES FUND
 Barclays Aggregate Bond Index Portfolio -- Class A
 BlackRock Bond Income Portfolio -- Class A
 BlackRock Capital Appreciation Portfolio -- Class A
 BlackRock Diversified Portfolio -- Class A
 BlackRock Large Cap Value Portfolio -- Class B
 BlackRock Money Market Portfolio -- Class A
 Davis Venture Value Portfolio -- Class A
 Frontier Mid Cap Growth Portfolio -- Class D
 Jennison Growth Portfolio -- Class A
 MetLife Conservative Allocation Portfolio -- Class B
 MetLife Conservative to Moderate Allocation Portfolio -- Class B MetLife Mid Cap Stock Index Portfolio -- Class G
 MetLife Moderate Allocation Portfolio -- Class B
 MetLife Moderate to Aggressive Allocation Portfolio -- Class B MetLife Stock Index Portfolio -- Class A
 MFS(R) Total Return Portfolio -- Class F
 MFS(R) Value Portfolio -- Class A
 MSCI EAFE(R) Index Portfolio -- Class A
 Neuberger Berman Genesis Portfolio -- Class A
 Russell 2000(R) Index Portfolio -- Class A
 T. Rowe Price Large Cap Growth Portfolio -- Class B
 T. Rowe Price Small Cap Growth Portfolio -- Class B
 Western Asset Management U.S. Government Portfolio -- Class A

The Fixed Account is described in a separate prospectus.

This prospectus sets forth the information that You should know before investing in the Contract. This prospectus should be kept for future reference. You can receive additional information about Your Contract by requesting a Statement of Additional Information ("SAI") dated [.]. We filed the SAI with the Securities and Exchange Commission ("SEC") and it is incorporated by reference into this prospectus. To request a copy, write to Us at 4700 Westown Parkway, Ste. 200, West Des Moines, IA 50266, call 1-800-842-9406, or access the SEC's website (http://www.sec.gov). See Appendix C for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                          PROSPECTUS DATED: [.], 2013

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
              Glossary......................................   3
              Summary.......................................   5
              Fee Table.....................................   8
              Condensed Financial Information...............  12
              The Annuity Contract and Your Retirement Plan.  12
               403(b) Plan Terminations.....................  12
              The Annuity Contract..........................  12
               Contract Owner Inquiries.....................  13
               Allocated Contracts..........................  13
               Unallocated Contracts........................  13
               Purchase Payments............................  13
               Accumulation Units...........................  14
               The Funding Options..........................  14
               Underlying Funds Which Are Fund of Funds.....  19
              Charges And Deductions........................  20
               General......................................  20
               Surrender Charge.............................  20
               Free Withdrawal Allowance....................  21
               Transfer Charge..............................  21
               Mortality and Expense Risk Charge............  22
               Funding Option Expenses......................  22
               Variable Liquidity Benefit Charge............  22
               Administrative Charge........................  22
               TPA Administrative Charges...................  22
               Premium Tax..................................  22
               Changes in Taxes Based upon Premium or
                 Value......................................  22
               Account Reduction Loan Fees..................  23
              Transfers.....................................  23
               Restrictions on Transfers....................  23
               Dollar Cost Averaging........................  25
              Access to Your Money..........................  25
               Systematic Withdrawals.......................  26
               Account Reduction Loans......................  26
              Ownership Provisions..........................  26
               Types of Ownership...........................  26
               Contract Owner...............................  26
               Beneficiary..................................  27
               Abandoned Property Requirements..............  27
               Annuitant....................................  27
              Death Benefit.................................  27
               Death Benefit Proceeds Prior to the Maturity
                 Date.......................................  27
               Payment of Proceeds..........................  28
               Death Proceeds after the Maturity Date.......  28
               Total Control Account........................  28
              The Annuity Period............................  28
               Maturity Date................................  28

                                                                PAGE
                                                                ----
            Allocation of Annuity..............................  29
            Variable Annuity...................................  29
            Fixed Annuity......................................  30
            Election of Options................................  30
            Retired Life Certificate...........................  30
            Allocation of Contract Value During the Annuity
              Period...........................................  30
            Annuity Options....................................  30
            Variable Liquidity Benefit.........................  31
           Miscellaneous Contract Provisions...................  32
            Right to Return....................................  32
            Termination of Allocated Contracts.................  32
            Contract Exchanges.................................  33
            Suspension of Payments.............................  33
            Misstatement.......................................  33
            Funding Options....................................  33
           The Separate Account................................  33
            Performance Information............................  34
           Federal Tax Considerations..........................  34
            General............................................  35
            Systematic Withdrawal Program for Substantially
              Equal Periodic Payments (SEPP) and Income
              Options..........................................  35
            Separate Account Charges...........................  36
            Qualified Contracts - Generally....................  36
            Tax Sheltered Annuities (TSAs) (ERISA and non-
              ERISA) - 403(b)..................................  38
            457(b) Plans.......................................  40
            403(a).............................................  40
            KEOGH Plans........................................  40
            401(k).............................................  40
           Other Information...................................  41
            The Insurance Company..............................  41
            Financial Statements...............................  41
            Distribution of the Contracts......................  41
            Conformity with State and Federal Laws.............  43
            Voting Rights......................................  43
            Contract Modification..............................  43
            Postponement of Payment (the "Emergency
              Procedure")......................................  44
            Restrictions on Financial Transactions.............  44
            Legal Proceedings..................................  44
           Appendix A: Condensed Financial Information......... A-1
           Appendix B: Portfolio Legal And Marketing
             Names............................................. B-1
           Appendix C: Contents of The Statement of Additional
             Information....................................... C-1
           Appendix D: Competing Funds......................... D-1

                                   GLOSSARY

ACCUMULATION PERIOD -- the period before the commencement of Annuity Payments.

ACCUMULATION UNIT -- an accounting unit of measure used to calculate Contract Values before Annuity Payments begin.

ANNUITANT -- a person on whose life the Maturity Date depends, and Annuity Payments are made.

ANNUITY -- payment of income for a stated period or amount.

ANNUITY PAYMENTS -- a series of periodic payments (i) for life; (ii) for life with a minimum number of payments; (iii) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (iv) for a fixed period.

ANNUITY PERIOD -- the period following commencement of Annuity Payments.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

BENEFICIARY(IES) -- the person(s) or trustee designated to receive any remaining contractual benefits in the event of a Participant's, Annuitant's or Contract Owner's death, as applicable.

CASH SURRENDER VALUE -- the Contract Value less any amounts deducted upon a withdrawal or surrender, outstanding loans, if available under the Contract, any applicable Premium Taxes or other surrender charges not previously deducted.

CERTIFICATE -- (if applicable), the document issued to Participants under a master group Contract. Any reference in this prospectus to the Contract includes the underlying Certificate.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

COMPANY (WE, US, OUR) -- Metropolitan Life Insurance Company ("MetLife").

COMPETING FUND -- any investment option under the Plan, which, in Our opinion, consists primarily of fixed-income securities and/or money market instruments.

CONTRACT -- for convenience, means the Contract or Certificate, (if applicable). For example, Contract Year also means Certificate Year.

CONTRACT DATE -- the date on which the Contract is issued. For certain group Contracts, it is the date on which the Contract becomes effective, as shown on the specifications page of the Contract.

CONTRACT DISCONTINUANCE -- termination of the Contract by the Contract Owner of the Contract and all Certificates, if any.

CONTRACT OWNER -- the person named in the Contract (on the specifications page). For certain group Contracts, the Contract Owner is the trustee or other entity which owns the Contract.

CONTRACT VALUE -- the value of the Accumulation Units in Your Account (or a Participant's Individual Account, if applicable) less any reductions for administrative charges.

CONTRACT YEAR -- twelve month periods beginning with the Contract Date, or any anniversary thereof.

DCA PROGRAM -- pre-authorized transfer program that allows You to invest a fixed amount of money in the Funding Options on a monthly or quarterly basis.

DEATH REPORT DATE -- the day on which We have received (i) Due Proof of Death and (ii) written payment instructions or election of spousal or Beneficiary Contract continuation in Good Order.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to Us.

ERISA -- The Employee Retirement Income Security Act of 1974, as amended, and all related laws and regulations which are in effect during the term of this Contract.

EXCESS PLAN CONTRIBUTIONS -- Plan contributions including excess deferrals, excess contributions, excess aggregate contributions, excess annual additions, and excess nondeductible contributions that require correction by the Plan Administrator.

FIXED ACCOUNT -- an account that consists of all of the assets under the Contract other than those in the Separate Account. The Fixed Account is part of the general assets of the Company.

FIXED ANNUITY -- an Annuity payout option with payments which remain fixed as to dollar amount throughout the payment period and which do not vary with the investment experience of a Separate Account.

FUNDING OPTIONS -- the variable investment options to which Purchase Payments under the Contract may be allocated.

GOOD ORDER -- A request or transaction generally is considered in "Good Order" if it complies with Our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. If You have any questions, You should contact Us or Your sales representative before submitting the form or request.

HOME OFFICE -- the Home Office of Metropolitan Life Insurance Company, 200 Park Avenue New York, NY 10166, or any other office that We may designate for the purpose of administering this Contract.

INDIVIDUAL ACCOUNT -- an account under which Accumulation Units are credited to a Participant or Beneficiary under the Contract.

MATURITY DATE/ANNUITY COMMENCEMENT DATE -- the date on which the Annuity Payments are to begin, (hereinafter referred to in the prospectus as Maturity
Date).

NET INVESTMENT RATE -- Assumed investment return during the Annuity Period for a Variable Annuity.

PARTICIPANT -- an individual participating under a group Contract or an eligible person who is a member in the Plan.

PAYMENT OPTION -- an Annuity or income option elected under Your Contract.

PLAN -- for a group Contract, the Plan or the arrangement used in a retirement Plan or program whereby the Purchase Payments and any gains are intended to qualify under Sections 401, 403 or 457 of the Code.

PLAN ADMINISTRATOR -- the corporation or other entity so specified on the application or purchase order. If none is specified, the Plan Trustee is the Plan Administrator.

PLAN TERMINATION -- termination of Your Plan, including partial Plan Termination, as determined by Us.

PLAN TRUSTEE -- the trustee specified in the Contract specifications.

PREMIUM TAX -- the amount of tax, if any, charged by the state or municipality.

PURCHASE PAYMENTS -- the premium payment(s) applied to the Contract, less any Premium Taxes, (if applicable).

QUALIFIED CONTRACT -- a Contract used in a retirement Plan or program that is intended to qualify under Sections 401, 403, or 457 of the Code.

SEPARATE ACCOUNT -- a segregated account, the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT OR INVESTMENT DIVISION -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund (hereinafter referred to in the prospectus as Subaccount).

THIRD PARTY ADMINISTRATOR ("TPA") -- an entity that has separately contracted with the Contract Owner to provide administrative and/or distribution services for the Plan.

UNDERLYING FUND OR PORTFOLIO -- a portfolio of an open-end management investment company that is registered with the Securities and Exchange Commission ("SEC") in which the Subaccounts invest (hereinafter referred to in the prospectus as Underlying Fund).

VALUATION DATE -- a day on which the New York Stock Exchange ("NYSE") is open for business. The value of each Subaccount is determined as of the close of the NYSE on such days.

VALUATION PERIOD -- the period between the end of one Valuation Date and the end of the next Valuation Date.

VARIABLE ANNUITY -- an Annuity payout option providing for payments varying in amount in accordance with the investment experience of the assets held in the underlying securities of the Separate Account.

WRITTEN REQUEST -- written instructions or information sent to Us in a form and content satisfactory to Us and received in Good Order at Our Home Office.

YOU, YOUR -- "You", depending on the context, may be the Certificate holder, the Participant or the Contract Owner and a natural person, or a Plan (or the employer purchaser who has purchased the Contract on behalf of the Plan). In connection with a 403(b) Plan Termination, as of the date of the Contract or cash distribution under such Plan Termination, "You" means the Participant who has received such Contract or cash distribution.

YOUR ACCOUNT -- Accumulation Units credited to You under this Contract.

                                   SUMMARY:
                           GOLD TRACK SELECT ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE VARIABLE ANNUITY CONTRACT? The Contract issued by Metropolitan Life Insurance Company is intended for retirement savings or other long-term investment purposes. This version of the Contract is only available in New York State.

The Contract provides a death benefit as well as guaranteed payout options. You direct Your payment(s) to one or more of the Funding Options and/or to the Fixed Account. We guarantee money directed to the Fixed Account as to principal and interest. The Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (Annuity Period). During the accumulation phase generally, Your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when You make a withdrawal, presumably when You are in a lower tax bracket. The payout phase occurs when You begin receiving payments from Your Contract. The amount of money You accumulate in Your Contract determines the amount of income (Annuity Payments) You receive during the payout phase.

During the payout phase, You may choose one of a number of Annuity options. You may receive Annuity Payments in the form of a Variable Annuity, a Fixed Annuity or a combination of both. If You elect Variable Annuity Payments, the dollar amount of Your payments may increase or decrease. Once You choose one of the Annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with qualified retirement Plans (which include Contracts qualifying under Section 401, 403, or 457 of the Code). Purchase of this Contract through a Plan does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if You are purchasing this Contract through a Plan, You should consider purchasing the Contract for its death benefit, Annuity option benefits or other non-tax related benefits.

The minimum Purchase Payment allowed is an average of $1,000 annually per individual Contract, or $10,000 annually per group Contract.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits You to exchange one Annuity contract for another in a "tax-free exchange." Therefore, You can transfer the proceeds from another Annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, You should carefully compare this Contract to Your current contract. You may have to pay a surrender charge under Your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to You. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of Your current contract. In addition, You may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless You determine, after evaluating all the facts that the exchange is in Your best interests. Remember that the person selling You the Contract generally will earn a commission on the sale.

WHO IS THE CONTRACT ISSUED TO? If a group allocated Contract is purchased, We issue Certificates to the individual Participants. If a group unallocated Contract is purchased, We issue only the Contract to the group. Where We refer to "You," We are referring to the group Participant. Where We refer to Your Contract, We are referring to a group unallocated Contract or individual Certificate, as applicable.

Depending on Your retirement Plan provisions, certain features and/or Funding Options described in this prospectus may not be available to You (for example, dollar-cost averaging, etc.). Your retirement Plan provisions supersede the prospectus. If You have any questions about Your specific retirement Plan, contact Your Plan Administrator.

IS THERE A RIGHT TO RETURN PERIOD? If the Contract is issued to a tax-deferred Annuity Plan, deferred compensation Plan or combined qualified plans/tax-deferred Annuity Plan, and You cancel the Contract within ten days after You receive it, You receive a full refund of the Contract Value plus any Contract charges You paid (but not fees and charges assessed by the Underlying Funds). Upon exercise of the right to return, We refund all of Your Purchase Payments allocated to the Fixed Account. There is no right to return period for unallocated Contracts.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE FUNDING OPTIONS AND HOW THEY OPERATE? The Funding Options represent Subaccounts of the Separate Account. At Your direction, the Separate Account, through its Subaccounts, uses Your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, You may make or lose money in any of these Funding Options.

You can transfer among the Funding Options as frequently as You wish without any current tax implications. Currently there is no limit to the number of transfers allowed. We may, in the future, limit the number of transfers allowed. At a minimum, We would always allow one transfer every six months. We reserve the right to restrict transfers that We determine will disadvantage other Contract Owners. You may also transfer between the Fixed Account and the non-competing Funding Options at least once every six months, provided no more than 20% of the fixed Contract Value is transferred out in any Contract Year. It is important to note that it will take over 10 years (assuming no additional Purchase Payments or transfers into the Fixed Account and discounting any accrued interest) to make a complete transfer of Your balance from the Fixed Account because of the transfer allowance restriction indicated above. This is because the 20% transfer allowance is based on a declining Contract Value in the Fixed Account rather than withdrawals based upon a fixed number of years. For example (based on the assumptions above), if Your initial Contract Value in the Fixed Account is $100, the 20% transfer allowance only allows You to transfer up to $20 that Contract Year. If You transfer the maximum transfer allowance that Contract Year, You may only transfer up to $16 the following Contract Year based on the 20% transfer allowance of the $80 Contract Value remaining in the Fixed Account for such Contract Year. It is important to consider when deciding to invest in the Fixed Account whether this 20% transfer allowance restriction fits Your risk tolerance and time horizon. Amounts previously transferred from the Fixed Account to the Funding Options may not be transferred back to the Fixed Account for a period of at least three months from the date of the transfer. Please refer to Your Contract for restrictions on transfers to and from the Fixed Account.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. A funding option administrative charge of 0.10% annually will be charged, depending upon the terms of Your allocated Contract. The maximum annual mortality and expense risk charge is 1.20% of the amounts You direct to the Funding Options. Each Funding Option also charges for management costs and other expenses.

If You withdraw amounts from the Contract a surrender charge may apply. The amount of the charge depends on the length of time the Contract has been in force.

Upon annuitization, if You have elected the Variable Liquidity Benefit, a maximum charge of 5% of the amounts withdrawn will be assessed. Please refer to the "The Annuity Period" section for a description of this benefit.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments You make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, You will be taxed on Your Purchase Payments, and on any earnings when You make a withdrawal or begin receiving Annuity Payments. If You are younger than 59 1/2 when You take money out, You may be charged a 10% federal penalty tax on the amount withdrawn. Under non-qualified Contracts, withdrawals are considered to be made first from taxable earnings.

For owners of Qualified Contracts, You may be required by federal tax laws to begin receiving payments from Your Annuity or risk paying a penalty tax. In those cases, We can calculate and pay You the minimum required distribution amounts.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming You are the Annuitant, if You die before You move to the income phase, the person You have chosen as Your Beneficiary will receive a death benefit. The death benefit paid depends on Your age at the time of Your death. We calculate the death benefit value at the close of the business day on which Our Home Office receives Due Proof of Death. Any amount paid will be reduced by any applicable Premium Tax, outstanding loans or surrenders not previously deducted. (Please refer to the "Death Benefit" section of the prospectus for more details.)

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features You may be interested in. These include:

    . DOLLAR COST AVERAGING. This is a program that allows You to invest a fixed amount of money in Funding Options each month, theoretically giving You a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

    . AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in Your Contract to match the rebalancing allocation selected.

    . SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, You can arrange to have money sent to You at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

                                   FEE TABLE
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that You will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that You will pay at the time that You buy the Contract, surrender the Contract or transfer Contract Value between Funding Options.

CONTRACT OWNER MAXIMUM TRANSACTION EXPENSES


              SURRENDER CHARGE:......................
                                                      5%/(1)/
              AS A PERCENTAGE OF AMOUNT SURRENDERED

              ACCOUNT REDUCTION LOAN INITIATION FEE..
                                                      $75.00/(2)/

              ACCOUNT REDUCTION LOAN MAINTENANCE FEE. $50.00

              TRANSFER CHARGE........................ $10.00/(3)/

              VARIABLE LIQUIDITY BENEFIT CHARGE:..... 5%/(4)/

AS A PERCENTAGE OF THE PRESENT VALUE OF THE REMAINING ANNUITY PAYMENTS THAT ARE SURRENDERED. THE INTEREST RATE USED TO CALCULATE THIS PRESENT VALUE IS 1% HIGHER THAN THE ASSUMED (DAILY) NET INVESTMENT FACTOR USED TO CALCULATE THE ANNUITY PAYMENTS.

The next table describes the fees and expenses that You will pay periodically during the time that You own the Contract, not including Underlying Fund fees and expenses.

ADMINISTRATIVE CHARGES

FUNDING OPTION ADMINISTRATIVE CHARGE

(AS A PERCENTAGE OF AMOUNTS ALLOCATED TO THE FUNDING OPTIONS UNDER ALLOCATED CONTRACTS)  0.10%

MAXIMUM ANNUAL SEPARATE ACCOUNT CHARGES

MORTALITY & EXPENSE RISK CHARGE

  (AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS OF THE SEPARATE ACCOUNT)  1.20%

--------------
(1)The surrender charge declines to zero after end of the 8th Contract Year. The charge is as follows:

                        CONTRACT YEAR  SURRENDER CHARGE
                        -------------  ----------------
                            0-2               5%
                            3-4               4%
                            5-6               3%
                            7-8               2%
                            9+                0%

(2) Loans will be charged an initial set-up fee of $75.00.
(3) We do not currently assess the transfer charge.
(4) The withdrawal charge only applies when You make a surrender after beginning to receive Annuity payouts. The charge is as follows.

                        CONTRACT YEAR  WITHDRAWAL CHARGE
                        -------------  -----------------
                            0-2                5%
                            3-4                4%
                            5-6                3%
                            7-8                2%
                            9+                 0%

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2012 (UNLESS OTHERWISE INDICATED):

The table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and We have not independently verified it. Certain Portfolios may impose a redemption fee in the future. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-842-9406.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                                     MINIMUM* MAXIMUM**
-                                                                                    -------- ---------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees,
  distribution and/or service (12b-1) fees, and other expenses)                        0.28%    9.71%

*The minimum Total Annual Fund Operating Expenses shown in this table are the expenses of the MetLife Stock Index Portfolio for the year ended December 31, 2012, before any fee waiver or expense reimbursement arrangement. The Net Total Fund Operating Expenses of the MetLife Stock Index Portfolio are 0.27%.
**The maximum Total Annual Fund Operating Expenses shown in this table are the expenses of the MetLife Multi-Index Targeted Risk Portfolio for the year ended December 31, 2012, before any fee waiver or expense reimbursement arrangement. The Net Total Annual Fund Operating Expenses of the MetLife Multi-Index Targeted Risk Portfolio are 0.86%.

UNDERLYING FUND FEES AND EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

                                                          DISTRIBUTION
                                                             AND/OR               ACQUIRED    TOTAL ANNUAL   FEE WAIVER
                                               MANAGEMENT   SERVICE     OTHER   FUND FEES AND  OPERATING   AND/OR EXPENSE
UNDERLYING FUND                                   FEE     (12B-1) FEES EXPENSES   EXPENSES      EXPENSES   REIMBURSEMENT
---------------                                ---------- ------------ -------- ------------- ------------ --------------
AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2
  American Funds Global Growth Fund...........    0.53%       0.25%      0.03%       --           0.81%           --
  American Funds Growth Fund..................    0.33%       0.25%      0.02%       --           0.60%           --
  American Funds Growth-Income Fund...........    0.27%       0.25%      0.02%       --           0.54%           --
DELAWARE VIP(R) TRUST -- STANDARD CLASS
  Delaware VIP(R) Small Cap Value Series......    0.73%         --       0.08%       --           0.81%           --
FIDELITY(R) VARIABLE INSURANCE PRODUCTS --
 SERVICE CLASS 2
  Contrafund(R) Portfolio.....................    0.56%       0.25%      0.08%       --           0.89%           --
  Mid Cap Portfolio...........................    0.56%       0.25%      0.09%       --           0.90%           --
FRANKLIN TEMPLETON VARIABLE INSURANCE
 PRODUCTS TRUST -- CLASS 2
  Templeton Developing Markets Securities
   Fund.......................................    1.10%       0.25%      0.25%       --           1.60%           --
  Templeton Foreign Securities Fund...........    0.64%       0.25%      0.15%       --           1.04%           --
JANUS ASPEN SERIES -- SERVICE SHARES
  Enterprise Portfolio........................    0.64%       0.25%      0.05%       --           0.94%           --
LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  ClearBridge Variable All Cap Value
   Portfolio -- Class I.......................    0.75%         --       0.06%       --           0.81%         0.00%
  ClearBridge Variable Appreciation
   Portfolio -- Class I.......................    0.71%         --       0.05%       --           0.76%         0.00%
  ClearBridge Variable Equity Income
   Portfolio -- Class I.......................    0.75%         --       0.07%       --           0.82%         0.00%
  ClearBridge Variable Large Cap Growth
   Portfolio -- Class I.......................    0.75%         --       0.13%       --           0.88%         0.00%

                                               NET TOTAL
                                                ANNUAL
                                               OPERATING
UNDERLYING FUND                                EXPENSES
---------------                                ---------
AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2
  American Funds Global Growth Fund...........   0.81%
  American Funds Growth Fund..................   0.60%
  American Funds Growth-Income Fund...........   0.54%
DELAWARE VIP(R) TRUST -- STANDARD CLASS
  Delaware VIP(R) Small Cap Value Series......   0.81%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS --
 SERVICE CLASS 2
  Contrafund(R) Portfolio.....................   0.89%
  Mid Cap Portfolio...........................   0.90%
FRANKLIN TEMPLETON VARIABLE INSURANCE
 PRODUCTS TRUST -- CLASS 2
  Templeton Developing Markets Securities
   Fund.......................................   1.60%
  Templeton Foreign Securities Fund...........   1.04%
JANUS ASPEN SERIES -- SERVICE SHARES
  Enterprise Portfolio........................   0.94%
LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  ClearBridge Variable All Cap Value
   Portfolio -- Class I.......................   0.81%
  ClearBridge Variable Appreciation
   Portfolio -- Class I.......................   0.76%
  ClearBridge Variable Equity Income
   Portfolio -- Class I.......................   0.82%
  ClearBridge Variable Large Cap Growth
   Portfolio -- Class I.......................   0.88%

                                                           DISTRIBUTION
                                                              AND/OR               ACQUIRED    TOTAL ANNUAL   FEE WAIVER
                                                MANAGEMENT   SERVICE     OTHER   FUND FEES AND  OPERATING   AND/OR EXPENSE
UNDERLYING FUND                                    FEE     (12B-1) FEES EXPENSES   EXPENSES      EXPENSES   REIMBURSEMENT
---------------                                 ---------- ------------ -------- ------------- ------------ --------------
  ClearBridge Variable Small Cap Growth
   Portfolio -- Class I........................    0.75%         --       0.11%        --          0.86%         0.00%
  Legg Mason Investment Counsel Variable
   Social Awareness Portfolio..................    0.71%         --       0.22%        --          0.93%         0.00%
LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Western Asset Variable High Income
   Portfolio...................................    0.60%         --       0.12%        --          0.72%         0.00%
MET INVESTORS SERIES TRUST
  American Funds(R) Balanced Allocation
   Portfolio -- Class C........................    0.06%       0.55%      0.01%      0.38%         1.00%           --
  American Funds(R) Growth Allocation
   Portfolio -- Class C........................    0.07%       0.55%      0.01%      0.38%         1.01%           --
  American Funds(R) Moderate Allocation
   Portfolio -- Class C........................    0.06%       0.55%      0.01%      0.37%         0.99%           --
  BlackRock High Yield Portfolio -- Class A....    0.60%         --       0.05%      0.01%         0.66%           --
  BlackRock Large Cap Core Portfolio --
   Class E.....................................    0.59%       0.15%      0.05%        --          0.79%         0.01%
  Clarion Global Real Estate Portfolio --
   Class A.....................................    0.60%         --       0.06%        --          0.66%           --
  ClearBridge Aggressive Growth Portfolio --
   Class B.....................................    0.61%       0.25%      0.03%        --          0.89%           --
  Harris Oakmark International Portfolio --
   Class A.....................................    0.77%         --       0.06%        --          0.83%         0.02%
  Invesco Comstock Portfolio -- Class B........    0.57%       0.25%      0.03%        --          0.85%         0.02%
  Invesco Small Cap Growth Portfolio --
   Class A.....................................    0.85%         --       0.02%        --          0.87%         0.01%
  Janus Forty Portfolio -- Class A.............    0.63%         --       0.03%        --          0.66%         0.01%
  JPMorgan Small Cap Value Portfolio --
   Class A.....................................    0.78%         --       0.06%        --          0.84%         0.09%
  Lord Abbett Bond Debenture Portfolio --
   Class A.....................................    0.51%         --       0.03%        --          0.54%           --
  Lord Abbett Mid Cap Value Portfolio --
   Class B.....................................    0.65%       0.25%      0.04%      0.06%         1.00%         0.00%
  MetLife Aggressive Strategy Portfolio --
   Class B.....................................    0.09%       0.25%      0.01%      0.72%         1.07%           --
  MetLife Multi-Index Targeted Risk
   Portfolio -- Class B........................    0.18%       0.25%      9.02%      0.26%         9.71%         8.85%
  MFS(R) Emerging Markets Equity Portfolio --
   Class A.....................................    0.91%         --       0.16%        --          1.07%         0.02%
  MFS(R) Research International Portfolio --
   Class B.....................................    0.68%       0.25%      0.07%        --          1.00%         0.05%
  Oppenheimer Global Equity Portfolio --
   Class B.....................................    0.67%       0.25%      0.09%        --          1.01%         0.02%
  PIMCO Inflation Protected Bond Portfolio --
   Class A.....................................    0.47%         --       0.11%        --          0.58%           --
  PIMCO Total Return Portfolio -- Class B......    0.48%       0.25%      0.03%        --          0.76%           --
  Pioneer Fund Portfolio -- Class A............    0.64%         --       0.04%        --          0.68%         0.03%
  Pioneer Strategic Income Portfolio --
   Class A.....................................    0.57%         --       0.06%        --          0.63%           --
  Pyramis(R) Managed Risk Portfolio --
   Class B.....................................    0.45%       0.25%      0.27%      0.48%         1.45%         0.17%
  T. Rowe Price Large Cap Value Portfolio --
   Class B.....................................    0.57%       0.25%      0.02%        --          0.84%           --
  Third Avenue Small Cap Value Portfolio --
   Class B.....................................    0.74%       0.25%      0.03%        --          1.02%         0.01%
METROPOLITAN SERIES FUND
  Barclays Aggregate Bond Index Portfolio --
   Class A.....................................    0.25%         --       0.04%        --          0.29%         0.01%
  BlackRock Bond Income Portfolio --
   Class A.....................................    0.32%         --       0.04%        --          0.36%         0.00%
  BlackRock Capital Appreciation Portfolio --
   Class A.....................................    0.70%         --       0.03%        --          0.73%         0.01%
  BlackRock Diversified Portfolio -- Class A...    0.46%         --       0.07%        --          0.53%           --

                                                NET TOTAL
                                                 ANNUAL
                                                OPERATING
UNDERLYING FUND                                 EXPENSES
---------------                                 ---------
  ClearBridge Variable Small Cap Growth
   Portfolio -- Class I........................   0.86%
  Legg Mason Investment Counsel Variable
   Social Awareness Portfolio..................   0.93%
LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Western Asset Variable High Income
   Portfolio...................................   0.72%
MET INVESTORS SERIES TRUST
  American Funds(R) Balanced Allocation
   Portfolio -- Class C........................   1.00%
  American Funds(R) Growth Allocation
   Portfolio -- Class C........................   1.01%
  American Funds(R) Moderate Allocation
   Portfolio -- Class C........................   0.99%
  BlackRock High Yield Portfolio -- Class A....   0.66%
  BlackRock Large Cap Core Portfolio --
   Class E.....................................   0.78%
  Clarion Global Real Estate Portfolio --
   Class A.....................................   0.66%
  ClearBridge Aggressive Growth Portfolio --
   Class B.....................................   0.89%
  Harris Oakmark International Portfolio --
   Class A.....................................   0.81%
  Invesco Comstock Portfolio -- Class B........   0.83%
  Invesco Small Cap Growth Portfolio --
   Class A.....................................   0.86%
  Janus Forty Portfolio -- Class A.............   0.65%
  JPMorgan Small Cap Value Portfolio --
   Class A.....................................   0.75%
  Lord Abbett Bond Debenture Portfolio --
   Class A.....................................   0.54%
  Lord Abbett Mid Cap Value Portfolio --
   Class B.....................................   1.00%
  MetLife Aggressive Strategy Portfolio --
   Class B.....................................   1.07%
  MetLife Multi-Index Targeted Risk
   Portfolio -- Class B........................   0.86%
  MFS(R) Emerging Markets Equity Portfolio --
   Class A.....................................   1.05%
  MFS(R) Research International Portfolio --
   Class B.....................................   0.95%
  Oppenheimer Global Equity Portfolio --
   Class B.....................................   0.99%
  PIMCO Inflation Protected Bond Portfolio --
   Class A.....................................   0.58%
  PIMCO Total Return Portfolio -- Class B......   0.76%
  Pioneer Fund Portfolio -- Class A............   0.65%
  Pioneer Strategic Income Portfolio --
   Class A.....................................   0.63%
  Pyramis(R) Managed Risk Portfolio --
   Class B.....................................   1.28%
  T. Rowe Price Large Cap Value Portfolio --
   Class B.....................................   0.84%
  Third Avenue Small Cap Value Portfolio --
   Class B.....................................   1.01%
METROPOLITAN SERIES FUND
  Barclays Aggregate Bond Index Portfolio --
   Class A.....................................   0.28%
  BlackRock Bond Income Portfolio --
   Class A.....................................   0.36%
  BlackRock Capital Appreciation Portfolio --
   Class A.....................................   0.72%
  BlackRock Diversified Portfolio -- Class A...   0.53%

                                                            DISTRIBUTION
                                                               AND/OR               ACQUIRED    TOTAL ANNUAL   FEE WAIVER
                                                 MANAGEMENT   SERVICE     OTHER   FUND FEES AND  OPERATING   AND/OR EXPENSE
UNDERLYING FUND                                     FEE     (12B-1) FEES EXPENSES   EXPENSES      EXPENSES   REIMBURSEMENT
---------------                                  ---------- ------------ -------- ------------- ------------ --------------
  BlackRock Large Cap Value Portfolio --
   Class B......................................    0.63%       0.25%      0.03%        --          0.91%         0.03%
  BlackRock Money Market Portfolio --
   Class A......................................    0.33%         --       0.02%        --          0.35%         0.01%
  Davis Venture Value Portfolio -- Class A......    0.70%         --       0.03%        --          0.73%         0.05%
  Frontier Mid Cap Growth Portfolio --
   Class D......................................    0.73%       0.10%      0.05%        --          0.88%         0.02%
  Jennison Growth Portfolio -- Class A..........    0.61%         --       0.03%        --          0.64%         0.07%
  MetLife Conservative Allocation Portfolio --
   Class B......................................    0.09%       0.25%      0.02%      0.54%         0.90%         0.01%
  MetLife Conservative to Moderate Allocation
   Portfolio -- Class B.........................    0.07%       0.25%      0.01%      0.58%         0.91%         0.00%
  MetLife Mid Cap Stock Index Portfolio --
   Class G......................................    0.25%       0.30%      0.07%      0.02%         0.64%         0.00%
  MetLife Moderate Allocation Portfolio --
   Class B......................................    0.06%       0.25%        --       0.63%         0.94%         0.00%
  MetLife Moderate to Aggressive Allocation
   Portfolio -- Class B.........................    0.06%       0.25%      0.01%      0.67%         0.99%         0.00%
  MetLife Stock Index Portfolio -- Class A......    0.25%         --       0.03%        --          0.28%         0.01%
  MFS(R) Total Return Portfolio -- Class F......    0.55%       0.20%      0.05%        --          0.80%           --
  MFS(R) Value Portfolio -- Class A.............    0.70%         --       0.03%        --          0.73%         0.13%
  MSCI EAFE(R) Index Portfolio -- Class A.......    0.30%         --       0.11%      0.01%         0.42%         0.00%
  Neuberger Berman Genesis Portfolio --
   Class A......................................    0.82%         --       0.04%        --          0.86%         0.01%
  Russell 2000(R) Index Portfolio -- Class A....    0.25%         --       0.08%      0.09%         0.42%         0.00%
  T. Rowe Price Large Cap Growth Portfolio --
   Class B......................................    0.60%       0.25%      0.04%        --          0.89%         0.01%
  T. Rowe Price Small Cap Growth Portfolio --
   Class B......................................    0.49%       0.25%      0.06%        --          0.80%           --
  Western Asset Management
   U.S. Government Portfolio -- Class A.........    0.47%         --       0.03%        --          0.50%         0.02%

                                                 NET TOTAL
                                                  ANNUAL
                                                 OPERATING
UNDERLYING FUND                                  EXPENSES
---------------                                  ---------
  BlackRock Large Cap Value Portfolio --
   Class B......................................   0.88%
  BlackRock Money Market Portfolio --
   Class A......................................   0.34%
  Davis Venture Value Portfolio -- Class A......   0.68%
  Frontier Mid Cap Growth Portfolio --
   Class D......................................   0.86%
  Jennison Growth Portfolio -- Class A..........   0.57%
  MetLife Conservative Allocation Portfolio --
   Class B......................................   0.89%
  MetLife Conservative to Moderate Allocation
   Portfolio -- Class B.........................   0.91%
  MetLife Mid Cap Stock Index Portfolio --
   Class G......................................   0.64%
  MetLife Moderate Allocation Portfolio --
   Class B......................................   0.94%
  MetLife Moderate to Aggressive Allocation
   Portfolio -- Class B.........................   0.99%
  MetLife Stock Index Portfolio -- Class A......   0.27%
  MFS(R) Total Return Portfolio -- Class F......   0.80%
  MFS(R) Value Portfolio -- Class A.............   0.60%
  MSCI EAFE(R) Index Portfolio -- Class A.......   0.42%
  Neuberger Berman Genesis Portfolio --
   Class A......................................   0.85%
  Russell 2000(R) Index Portfolio -- Class A....   0.42%
  T. Rowe Price Large Cap Growth Portfolio --
   Class B......................................   0.88%
  T. Rowe Price Small Cap Growth Portfolio --
   Class B......................................   0.80%
  Western Asset Management
   U.S. Government Portfolio -- Class A.........   0.48%

The information shown in the table above was provided by the Underlying Funds and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Underlying Fund's 2013 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Underlying Fund, but that the expenses of the Underlying Fund are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Underlying Fund's board of directors or trustees, are not shown.

Certain Underlying Funds that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Underlying Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

EXAMPLE

The example is intended to help You compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that You invest $10,000 in the Contract for the time periods indicated and that Your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for Contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

                                           IF CONTRACT IS SURRENDERED AT THE IF CONTRACT IS NOT SURRENDERED OR
                                                END OF PERIOD SHOWN:         ANNUITIZED AT THE END OF PERIOD SHOWN:
                                           -------------------------------   --------------------------------------
FUNDING OPTION                             1 YEAR   3 YEARS 5 YEARS 10 YEARS 1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------                             ------   ------- ------- -------- ------   -------   -------   --------
Underlying Fund with Maximum Total Annual
 Operating
  Expenses................................ $1,591   $3,444  $5,118   $8,422  $1,091   $3,084    $4,848     $8,422
Underlying Fund with Minimum Total Annual
 Operating
  Expenses................................ $  648   $  820  $1,064   $1,738  $  148   $  460    $  794     $1,738

                        CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

See Appendix A. (As the Contract has not been previously offered, there is no accumulation unit values history)

                 THE ANNUITY CONTRACT AND YOUR RETIREMENT PLAN
--------------------------------------------------------------------------------

If You participate through a retirement Plan or other group arrangement, the Contract may provide that all or some of Your rights or choices as described in this prospectus are subject to the Plan's terms. For example, limitations on Your rights may apply to Funding Options, Purchase Payments, withdrawals, transfers, loans, the death benefit and Annuity options.

The Contract may provide that a Plan administrative fee will be paid by making a withdrawal from Your Contract Value. Also, the Contract may require that You or Your Beneficiary obtain a signed authorization from Your employer or Plan Administrator to exercise certain rights. We may rely on Your employer's or Plan Administrator's statements to Us as to the terms of the Plan or Your entitlement to any amounts. We are not a party to Your employer's retirement Plan. We will not be responsible for determining what Your Plan says. You should consult the Contract and Plan document to see how You may be affected.

403(B) PLAN TERMINATIONS

Upon a 403(b) Plan Termination, Your employer is required to distribute Your Plan benefits under the Contract to You. Your employer may permit You to receive Your distribution of Your 403(b) Plan benefit in cash or in the form of the Contract.

If You elect to receive Your distributions in cash, the distribution is a withdrawal under the Contract and any amounts withdrawn are subject to applicable surrender charges. Outstanding loans will be satisfied (paid) from Your cash benefit prior to its distribution to You. In addition, Your cash distributions are subject to withholding, ordinary income tax and applicable federal income tax penalties, (See "Federal Tax Considerations".) Contract surrender charges will be waived if the net distribution is made under the exceptions listed in the "Surrender Charge" section of the prospectus. However, if Your employer chooses to distribute cash as the default option, Your employer may not give You the opportunity to instruct Us to make, at a minimum, a direct transfer to another funding vehicle or Annuity contract issued by Us or by one of Our affiliates, which may avoid a surrender charge. In that case, You will receive the net cash distribution, less any applicable surrender charge and withholding. In addition, You would forfeit any accrued guaranteed death benefit.

If You receive the distribution in form of the Contract, We will continue to administer the Contract according to its terms. However in that case, You may not make any additional Purchase Payments or take any loans. In addition We will rely on You to provide certain information that would otherwise be provided to Us by the employer or Plan Administrator. The employer may choose distribution of the Contract as the default option. The employer may not choose distribution of a Contract as a default option when that Contract is an investment vehicle for a tax sheltered annuity ERISA Plan.

                             THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

Gold Track Select Annuity is a Contract between the Contract Owner and the Company. This is the prospectus -- it is not the Contract. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When You receive Your Contract, We suggest You read it promptly and carefully.

We encourage You to evaluate the fees, expenses, benefits and features of this Annuity Contract against those of other investment products, including other Annuity products offered by Us and other insurance companies. Before purchasing this or any other investment product You should consider whether the product You purchase is consistent with Your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how You intend to use the Annuity.

You make Purchase Payments to Us and We credit them to Your Contract. We promise to pay You an income, in the form of Annuity Payments, beginning on a future date that You choose, the Maturity Date (referred to as "Annuity Commencement Date" in Your Contract). The Purchase Payments accumulate tax-deferred in the Funding Options of Your choice. We offer multiple Funding Options, and one Fixed Account option. The Contract Owner assumes the risk of gain or loss according to the performance of the Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts You allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts You allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that You must send written information to Our Home Office in a form and content satisfactory to Us.

Purchase of this Contract through a tax-qualified retirement Plan does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if You are purchasing this Contract through a Plan, You should consider purchasing this Contract for its death benefits, Annuity option benefits, and other non-tax-related benefits. You should consult with Your financial adviser to determine if this Contract is appropriate for You.

CONTRACT OWNER INQUIRIES

Any questions You have about Your Contract should be directed to Our Home
  Office at 1-800-842-9406.

ALLOCATED CONTRACTS

A group allocated Contract will cover all present and future Participants under the Contract. A Participant under an allocated Contract receives a Certificate that evidences participation in the Contract.

UNALLOCATED CONTRACTS

We offer an unallocated Annuity Contract, designed for use with certain Qualified Plans where the employer has secured the services of a TPA.

The Contracts will be issued to an employer or the trustee(s) or custodian of an employer's Qualified Plan. All Purchase Payments are held under the Contract, as directed by the Contract Owner. There are no Individual Accounts under the unallocated Contracts for individual Participants in the Qualified Plan.

PURCHASE PAYMENTS

The minimum Purchase Payment allowed is an average of $1,000 annually per individual Certificate, or $10,000 annually per group Contract. The initial Purchase Payment is due and payable before the Contract becomes effective. We may refuse to accept total Purchase Payments over $3,000,000. Purchase Payments may be made at any time while the Annuitant is alive and before Annuity Payments begin.

We will apply the initial Purchase Payment within two business days after We receive it at Our Home Office with a properly completed application or order request. If Your request or other information accompanying the initial Purchase Payment is incomplete when received, We will hold the Purchase Payment for up to five business days. If We cannot obtain the necessary information within five business days of Our receipt, We will return the Purchase Payment in full, unless You specifically consent for Us to keep it until You provide the necessary information.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which We receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money").

We will credit subsequent Purchase Payments to a Contract on the same business day We receive it, if received in Good Order by Our Home Office by 4:00 p.m. Eastern time. A business day is any day that the "NYSE" is open for regular trading (except when trading is restricted due to an emergency as defined by the SEC).

We will provide You with the address of the office to which Purchase Payments are to be sent.

If You send Purchase Payments or transaction requests to an address other than the one We have designated for receipt of such Purchase Payments or requests, We may return the Purchase Payment to You, or there may be a delay in applying the Purchase Payment or transaction to Your Contract.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the Accumulation Period. During the Accumulation Period, an Accumulation Unit is used to calculate the value of a Contract. Each Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of Separate Account charges shown in the Fee Table in this prospectus. The number of Accumulation Units We will credit to Your Contract once We receive a Purchase Payment or transfer request (or liquidate for a withdrawal request) is determined by dividing the amount directed to each Funding Option (or taken from each Funding Option) by the value of its Accumulation Unit next determined after receipt of a Purchase Payment or transfer request (or withdrawal request). Normally We calculate the value of an Accumulation Unit for each Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the NYSE is open. After the value is calculated, We credit Your Contract. During the Annuity Period (i.e., after the Maturity Date), You are credited with Annuity Units.

THE FUNDING OPTIONS

You choose the Funding Options to which You allocate Your Purchase Payments. From time to time We may make new Funding Options available. These Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act"). These Underlying Funds are not publicly traded and are only offered through Variable Annuity Contracts, variable life insurance products, and maybe in some instances, certain retirement Plans. They are not the same retail mutual funds as those offered outside of a Variable Annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor We consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of Our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to Us or Our affiliates. In this regard, the profit distributions We receive from Our affiliated investment advisers are a component of the total revenue that We consider in configuring the features and investment choices available in the variable insurance products that We and Our affiliated insurance companies issue. Since We and Our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by Our affiliates than those that are not, We may be more inclined to offer portfolios advised by Our affiliates in the variable insurance products We issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if We determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, We have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in Our judgment becomes inappropriate for purposes of the Contract, or for any other reason in Our sole discretion, We may substitute another Underlying Fund or Underlying Funds without Your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, We will not make such substitution without any necessary approval of the SEC and the New York Department of Financial Services. Furthermore, We may close Underlying Funds to allocations of Purchase Payments Contract or Value, or both, at any time in Our sole discretion.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than Our affiliate MetLife Advisers, LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of Our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts and, in the Company's role as an intermediary with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments We receive is based on a percentage of the assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser (other than Our affiliate MetLife Advisers, LLC) or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of Our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment adviser MetLife Advisers, LLC, which is formed as a "limited liability company." The Company's ownership interests in MetLife Advisers, LLC entitle Us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Funds. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the adviser. (See "Fee Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the 1940 Act. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee Table -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of the Contracts.") Any payments We receive pursuant to those 12b-1 Plans are paid to Us or Our distributor. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriters for the American Funds Insurance Series(R). (See "Distribution of Contracts").

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 1-800-842-9406 or through Your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser.

            FUNDING OPTION                       INVESTMENT OBJECTIVE            INVESTMENT ADVISER/SUBADVISER
---------------------------------------- -------------------------------------- --------------------------------
AMERICAN FUNDS INSURANCE SERIES(R) --
  CLASS 2
American Funds Global Growth Fund        Seeks long-term growth of capital.     Capital Research and Management
                                                                                Company
American Funds Growth Fund               Seeks growth of capital.               Capital Research and Management
                                                                                Company
American Funds Growth-Income Fund        Seeks long-term growth of capital and  Capital Research and Management
                                         income.                                Company
DELAWARE VIP(R) TRUST -- STANDARD CLASS
Delaware VIP(R) Small Cap Value Series   Seeks capital appreciation.            Delaware Management Company

              FUNDING OPTION                        INVESTMENT OBJECTIVE              INVESTMENT ADVISER/SUBADVISER
------------------------------------------- -------------------------------------- -------------------------------------
FIDELITY(R) VARIABLE INSURANCE PRODUCTS --
  SERVICE CLASS 2
Contrafund(R) Portfolio                     Seeks long-term capital appreciation.  Fidelity Management & Research
                                                                                   Company
                                                                                   Subadviser: FMR Co., Inc.
Mid Cap Portfolio                           Seeks long-term growth of capital.     Fidelity Management & Research
                                                                                   Company
                                                                                   Subadviser: FMR Co., Inc.
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST -- CLASS 2
Templeton Developing Markets                Seeks long-term capital appreciation.  Templeton Asset Management Ltd.
  Securities Fund
Templeton Foreign Securities Fund           Seeks long-term capital growth.        Templeton Investment Counsel, LLC
JANUS ASPEN SERIES -- SERVICE SHARES
Enterprise Portfolio                        Seeks long-term growth of capital.     Janus Capital Management LLC
LEGG MASON PARTNERS VARIABLE EQUITY
  TRUST
ClearBridge Variable All Cap Value          Seeks long-term capital growth.        Legg Mason Partners Fund Advisor,
  Portfolio -- Class I                      Current income is a secondary          LLC
                                            consideration.                         Subadviser: ClearBridge Investments,
                                                                                   LLC
ClearBridge Variable Appreciation           Seeks long-term appreciation of        Legg Mason Partners Fund Advisor,
  Portfolio -- Class I                      capital.                               LLC
                                                                                   Subadviser: ClearBridge Investments,
                                                                                   LLC
ClearBridge Variable Equity Income          Seeks a high level of current income.  Legg Mason Partners Fund Advisor,
  Portfolio -- Class I                      Long-term capital appreciation is a    LLC
                                            secondary objective.                   Subadviser: ClearBridge Investments,
                                                                                   LLC
ClearBridge Variable Large Cap Growth       Seeks long-term growth of capital.     Legg Mason Partners Fund Advisor,
  Portfolio -- Class I                                                             LLC
                                                                                   Subadviser: ClearBridge Investments,
                                                                                   LLC
ClearBridge Variable Small Cap Growth       Seeks long-term growth of capital.     Legg Mason Partners Fund Advisor,
  Portfolio -- Class I                                                             LLC
                                                                                   Subadviser: ClearBridge Investments,
                                                                                   LLC
Legg Mason Investment Counsel Variable      Seeks capital appreciation and         Legg Mason Partners Fund Advisor,
  Social Awareness Portfolio                retention of net investment income.    LLC
                                                                                   Subadviser: Legg Mason Investment
                                                                                   Counsel, LLC
LEGG MASON PARTNERS VARIABLE INCOME
  TRUST
Western Asset Variable High Income          Seeks high current income as its       Legg Mason Partners Fund Advisor,
  Portfolio                                 primary objective and capital          LLC
                                            appreciation as its secondary          Subadvisers: Western Asset
                                            objective.                             Management Company; Western
                                                                                   Asset Management Company Limited
MET INVESTORS SERIES TRUST
American Funds(R) Balanced Allocation       Seeks a balance between a high level   MetLife Advisers, LLC
  Portfolio -- Class C                      of current income and growth of
                                            capital, with a greater emphasis on
                                            growth of capital.

              FUNDING OPTION                          INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUBADVISER
------------------------------------------- ----------------------------------------- -------------------------------------
American Funds(R) Growth Allocation         Seeks growth of capital.                  MetLife Advisers, LLC
  Portfolio -- Class C
American Funds(R) Moderate Allocation       Seeks a high total return in the form of  MetLife Advisers, LLC
  Portfolio -- Class C                      income and growth of capital, with a
                                            greater emphasis on income.
BlackRock High Yield Portfolio --           Seeks to maximize total return,           MetLife Advisers, LLC
  Class A                                   consistent with income generation         Subadviser: BlackRock Financial
                                            and prudent investment management.        Management, Inc.
BlackRock Large Cap Core Portfolio --       Seeks long-term capital growth.           MetLife Advisers, LLC
  Class E                                                                             Subadviser: BlackRock Advisors, LLC
Clarion Global Real Estate Portfolio --     Seeks total return through investment     MetLife Advisers, LLC
  Class A                                   in real estate securities, emphasizing    Subadviser: CBRE Clarion Securities
                                            both capital appreciation and current     LLC
                                            income.
ClearBridge Aggressive Growth               Seeks capital appreciation.               MetLife Advisers, LLC
  Portfolio -- Class B                                                                Subadviser: ClearBridge Investments,
                                                                                      LLC
Harris Oakmark International                Seeks long-term capital appreciation.     MetLife Advisers, LLC
  Portfolio -- Class A                                                                Subadviser: Harris Associates L.P.
Invesco Comstock Portfolio -- Class B       Seeks capital growth and income.          MetLife Advisers, LLC
                                                                                      Subadviser: Invesco Advisers, Inc.
Invesco Small Cap Growth Portfolio --       Seeks long-term growth of capital.        MetLife Advisers, LLC
  Class A                                                                             Subadviser: Invesco Advisers, Inc.
Janus Forty Portfolio -- Class A            Seeks capital appreciation.               MetLife Advisers, LLC
                                                                                      Subadviser: Janus Capital
                                                                                      Management LLC
JPMorgan Small Cap Value Portfolio --       Seeks long-term capital growth.           MetLife Advisers, LLC
  Class A                                                                             Subadviser: J.P. Morgan Investment
                                                                                      Management Inc.
Lord Abbett Bond Debenture Portfolio --     Seeks high current income and the         MetLife Advisers, LLC
  Class A                                   opportunity for capital appreciation to   Subadviser: Lord, Abbett & Co. LLC
                                            produce a high total return.
Lord Abbett Mid Cap Value Portfolio --      Seeks capital appreciation through        MetLife Advisers, LLC
  Class B                                   investments, primarily in equity          Subadviser: Lord, Abbett & Co. LLC
                                            securities, which are believed to be
                                            undervalued in the marketplace.
MetLife Aggressive Strategy Portfolio --    Seeks growth of capital.                  MetLife Advisers, LLC
  Class B
MetLife Multi-Index Targeted Risk           Seeks a balance between growth of         MetLife Advisers, LLC
  Portfolio -- Class B                      capital and current income, with a        Subadviser: MetLife Investment
                                            greater emphasis on growth of capital.    Management, LLC
MFS(R) Emerging Markets Equity              Seeks capital appreciation.               MetLife Advisers, LLC
  Portfolio -- Class A                                                                Subadviser: Massachusetts Financial
                                                                                      Services Company
MFS(R) Research International Portfolio --  Seeks capital appreciation.               MetLife Advisers, LLC
  Class B                                                                             Subadviser: Massachusetts Financial
                                                                                      Services Company
Oppenheimer Global Equity Portfolio --      Seeks capital appreciation.               MetLife Advisers, LLC
  Class B                                                                             Subadviser: OppenheimerFunds, Inc.
PIMCO Inflation Protected Bond              Seeks maximum real return,                MetLife Advisers, LLC
  Portfolio -- Class A                      consistent with preservation of capital   Subadviser: Pacific Investment
                                            and prudent investment management.        Management Company LLC

             FUNDING OPTION                        INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUBADVISER
----------------------------------------- --------------------------------------- --------------------------------------
PIMCO Total Return Portfolio -- Class B   Seeks maximum total return,             MetLife Advisers, LLC
                                          consistent with the preservation of     Subadviser: Pacific Investment
                                          capital and prudent investment          Management Company LLC
                                          management.
Pioneer Fund Portfolio -- Class A         Seeks reasonable income and capital     MetLife Advisers, LLC
                                          growth.                                 Subadviser: Pioneer Investment
                                                                                  Management, Inc.
Pioneer Strategic Income Portfolio --     Seeks a high level of current income.   MetLife Advisers, LLC
  Class A                                                                         Subadviser: Pioneer Investment
                                                                                  Management, Inc.
Pyramis(R) Managed Risk Portfolio --      Seeks total return.                     MetLife Advisers, LLC
  Class B                                                                         Subadviser: Pyramis Global Advisors,
                                                                                  LLC
T. Rowe Price Large Cap Value             Seeks long-term capital appreciation    MetLife Advisers, LLC
  Portfolio -- Class B                    by investing in common stocks           Subadviser: T. Rowe Price Associates,
                                          believed to be undervalued. Income      Inc.
                                          is a secondary objective.
Third Avenue Small Cap Value              Seeks long-term capital appreciation.   MetLife Advisers, LLC
  Portfolio -- Class B                                                            Subadviser: Third Avenue
                                                                                  Management LLC
METROPOLITAN SERIES FUND
Barclays Aggregate Bond Index             Seeks to track the performance of the   MetLife Advisers, LLC
  Portfolio -- Class A                    Barclays U.S. Aggregate Bond Index.     Subadviser: MetLife Investment
                                                                                  Management, LLC
BlackRock Bond Income Portfolio --        Seeks a competitive total return        MetLife Advisers, LLC
  Class A                                 primarily from investing in fixed-      Subadviser: BlackRock Advisors, LLC
                                          income securities.
BlackRock Capital Appreciation            Seeks long-term growth of capital.      MetLife Advisers, LLC
  Portfolio -- Class A                                                            Subadviser: BlackRock Advisors, LLC
BlackRock Diversified Portfolio --        Seeks high total return while           MetLife Advisers, LLC
  Class A                                 attempting to limit investment risk     Subadviser: BlackRock Advisors, LLC
                                          and preserve capital.
BlackRock Large Cap Value Portfolio --    Seeks long-term growth of capital.      MetLife Advisers, LLC
  Class B                                                                         Subadviser: BlackRock Advisors, LLC
BlackRock Money Market Portfolio --       Seeks a high level of current income    MetLife Advisers, LLC
  Class A                                 consistent with preservation of         Subadviser: BlackRock Advisors, LLC
                                          capital.
Davis Venture Value Portfolio -- Class A  Seeks growth of capital.                MetLife Advisers, LLC
                                                                                  Subadviser: Davis Selected Advisers,
                                                                                  L.P.
Frontier Mid Cap Growth Portfolio --      Seeks maximum capital appreciation.     MetLife Advisers, LLC
  Class D                                                                         Subadviser: Frontier Capital
                                                                                  Management Company, LLC
Jennison Growth Portfolio -- Class A      Seeks long-term growth of capital.      MetLife Advisers, LLC
                                                                                  Subadviser: Jennison Associates LLC
MetLife Conservative Allocation           Seeks a high level of current income,   MetLife Advisers, LLC
  Portfolio -- Class B                    with growth of capital as a secondary
                                          objective.
MetLife Conservative to Moderate          Seeks high total return in the form of  MetLife Advisers, LLC
  Allocation Portfolio -- Class B         income and growth of capital, with a
                                          greater emphasis on income.
MetLife Mid Cap Stock Index Portfolio --  Seeks to track the performance of the   MetLife Advisers, LLC
  Class G                                 Standard & Poor's MidCap 400(R)         Subadviser: MetLife Investment
                                          Composite Stock Price Index.            Management, LLC

              FUNDING OPTION                         INVESTMENT OBJECTIVE                INVESTMENT ADVISER/SUBADVISER
------------------------------------------- ---------------------------------------- --------------------------------------
MetLife Moderate Allocation Portfolio --    Seeks a balance between a high level     MetLife Advisers, LLC
  Class B                                   of current income and growth of
                                            capital, with a greater emphasis on
                                            growth of capital.
MetLife Moderate to Aggressive              Seeks growth of capital.                 MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MetLife Stock Index Portfolio -- Class A    Seeks to track the performance of the    MetLife Advisers, LLC
                                            Standard & Poor's 500(R) Composite       Subadviser: MetLife Investment
                                            Stock Price Index.                       Management, LLC
MFS(R) Total Return Portfolio -- Class F    Seeks a favorable total return through   MetLife Advisers, LLC
                                            investment in a diversified portfolio.   Subadviser: Massachusetts Financial
                                                                                     Services Company
MFS(R) Value Portfolio -- Class A           Seeks capital appreciation.              MetLife Advisers, LLC
                                                                                     Subadviser: Massachusetts Financial
                                                                                     Services Company
MSCI EAFE(R) Index Portfolio -- Class A     Seeks to track the performance of the    MetLife Advisers, LLC
                                            MSCI EAFE(R) Index.                      Subadviser: MetLife Investment
                                                                                     Management, LLC
Neuberger Berman Genesis Portfolio --       Seeks high total return, consisting      MetLife Advisers, LLC
  Class A                                   principally of capital appreciation.     Subadviser: Neuberger Berman
                                                                                     Management LLC
Russell 2000(R) Index Portfolio -- Class A  Seeks to track the performance of the    MetLife Advisers, LLC
                                            Russell 2000(R) Index.                   Subadviser: MetLife Investment
                                                                                     Management, LLC
T. Rowe Price Large Cap Growth              Seeks long-term growth of capital        MetLife Advisers, LLC
  Portfolio -- Class B                      and, secondarily, dividend income.       Subadviser: T. Rowe Price Associates,
                                                                                     Inc.
T. Rowe Price Small Cap Growth              Seeks long-term capital growth.          MetLife Advisers, LLC
  Portfolio -- Class B                                                               Subadviser: T. Rowe Price Associates,
                                                                                     Inc.
Western Asset Management U.S.               Seeks to maximize total return           MetLife Advisers, LLC
  Government Portfolio -- Class A           consistent with preservation of capital  Subadviser: Western Asset
                                            and maintenance of liquidity.            Management Company

UNDERLYING FUNDS WHICH ARE FUND OF FUNDS

The following portfolios available within the Metropolitan Series Fund and Met Investors Series Trust are "fund of funds":

      MetLife Conservative Allocation Portfolio
      MetLife Conservative to Moderate Allocation Portfolio
      MetLife Moderate Allocation Portfolio
      MetLife Moderate to Aggressive Allocation Portfolio
      American Funds Balanced Allocation Portfolio
      American Funds Growth Allocation Portfolio
      American Funds Moderate Allocation Portfolio
      MetLife Multi-Index Targeted Risk Portfolio
      Pyramis(R) Managed Risk Portfolio
      MetLife Aggressive Strategy Portfolio

"Fund of funds" Underlying Funds invest substantially all of their assets in other underlying funds. Therefore, each of these Underlying Funds will bear its pro rata share of the fees and expenses incurred by the underlying funds in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the fund of funds Underlying Funds. The expense levels will vary over time, depending on the mix of underlying funds in which the fund of funds Underlying Fund invests. You may be able to realize lower aggregate expenses by investing directly in the underlying funds instead of investing in the fund of funds Underlying Funds, if such underlying funds are available under the Contract. However, only some of the underlying funds are available under the Contract.

                            CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits We provide, costs and expenses We incur, and risks We assume under the Contracts. Services and benefits We provide include:

    . the ability for You to make withdrawals and surrenders under the Contracts;

    .  the death benefit paid on the death of the Contract Owner or Annuitant;

    . the available Funding Options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs);

    .  administration of the Annuity options available under the Contracts; and

    .  the distribution of various reports to Contract Owners.

Costs and expenses We incur include:

    . losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts;

    . sales and marketing expenses including commission payments to Your sales agent; and

    .  other costs of doing business.

Risks We assume include:

    . that Annuitants may live longer than estimated when the Annuity factors under the Contracts were established;

    . that the amount of the death benefit will be greater than the Contract Value; and

    . that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all Funding Options in which You are invested.

We may reduce or eliminate the surrender charge, the administrative charges and/or the mortality and expense risk charge under the Contract based upon characteristics of the group. Such characteristics include, but are not limited to, the nature of the group, size, facility by which Purchase Payments will be paid, and aggregate amount of anticipated persistency. The availability of a reduction or elimination of the surrender charge or the administrative charge will be made in a reasonable manner and will not be unfairly discriminatory to the interest of any Contract Owner.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the surrender charge We collect may not fully cover all of the sales and distribution expenses We actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

SURRENDER CHARGE

We do not deduct a sales charge from Purchase Payments when they are made under the Contract. However, when withdrawn, We will charge a surrender charge on the amount withdrawn, as negotiated. Any surrender charge, penalty tax and withholding will be deducted from either the amount surrendered or from the remaining Contract balance, as requested by You. The maximum surrender charge is 5% of the amount surrendered in the first two Contract Years, up to 4% in years three and four; up to 3% in years five and six, up to 2% in years seven and eight and 0% beginning in the ninth year. Any applicable surrender charge will not exceed 8.5% of the aggregate amount of the Purchase Payments made.

The surrender charges can be changed if We anticipate We will incur decreased sales-related expenses due to the nature of the Plan to which the Contract is issued or the involvement of TPAs. When considering a change in the surrender charges, We will take into account:

    (a)the expected level of initial agent or the Company involvement during the establishment and maintenance of the Contract including the amount of enrollment activity required, and the amount of service required by the Contract Owner in support of the Plan;

    (b)Contract Owner, agent or TPA involvement in conducting ongoing enrollment of subsequently eligible Participants;

    (c)the expected level of commission We may pay to the agent or TPA for distribution expenses; and

    (d)any other factors that We anticipate will increase or decrease the sales-related expenses associated with the sale of the Contract in connection with the Plan.

We may not assess a surrender charge if a withdrawal is made under one of the following circumstances:

   .   retirement of Participant

   .   severance from employment by Participant

   .   loans (if available)

   .   hardship (as defined by the Code) suffered by the Participant

   .   death of Participant

   .   disability (as defined by the Code) of Participant

   .   return of Excess Plan Contributions

   .   minimum required distributions, generally when Participant reaches age
       70 1/2

   .   transfers to an Employee Stock Fund

   .   certain Plan expenses, as mutually agreed upon

   .   annuitization under this Contract or another contract issued by Us

   . for 403(b) arrangements, 401(k) Plans, 401(a) Plans, Section 457 deferred compensation Plans and 403(a) arrangements, direct transfers to another funding vehicle or Annuity contract issued by Us or by one of Our affiliates and We agree.

   . to avoid required federal income tax penalties (This waiver only applies to amounts required to be distributed under the Code from this Contract.)

For Section 401(a) Plans with less than 50 Participants at the time of sale, highly compensated employees, as defined by the Code, during the first 5 Contract Years may be subject to surrender charges for all distributions listed above except loans and return of Excess Plan Contributions.

For unallocated Contracts, We make the deductions described above pursuant to the terms of the various agreements among the custodian, the principal underwriter, and Us.

DIVORCE. A withdrawal made pursuant to a divorce or separation instrument is subject to the same withdrawal charge provisions described in this section, if permissible under tax law. In addition, the withdrawal will reduce the Contract Value and the death benefit. The withdrawal could have a significant negative impact on the death benefit.

FREE WITHDRAWAL ALLOWANCE

For Contracts in use with deferred compensation Plans, the tax deferred Annuity Plans and combined Qualified Plans/tax-deferred Annuity Plans, there is currently a 10% free withdrawal allowance available each year after the first Contract Year. The available withdrawal amount will be calculated as of the first Valuation Date of any given Contract Year. The free withdrawal allowance applies to partial surrenders of any amount and to full surrenders.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with Your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10 on transfers exceeding 12 per year. We will notify You in writing at Your last known address at least 31 days before We impose any such transfer charge.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, We deduct a mortality and expense risk ("M&E") charge from amounts We hold in the Funding Options. We reflect the deduction in Our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. This charge is equal to 1.20% annually.

FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Underlying Fund.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 5% of the amounts withdrawn during the Annuity Period. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

                        CONTRACT YEAR  WITHDRAWAL CHARGE
                        -------------  -----------------
                            0-2                5%
                            3-4                4%
                            5-6                3%
                            7-8                2%
                            9+                 0%

Please refer to "The Annuity Period" section for a description of this benefit.

ADMINISTRATIVE CHARGE

We deduct this charge each business day from the variable Funding Options in order to compensate the Company for certain administrative and operating expenses. The charge equals a maximum of 0.10% annually of the daily net asset value of each Funding Option. This charge is assessed during the Accumulation and Annuity Periods.

As discussed below, the level of the administrative expense charge is subject to negotiation. In determining the level of the administrative expense charge, We consider certain factors including, but not limited to, the following:

    (a)The size and characteristics of the Contract and the group to which it is issued including: the annual amount of Purchase Payments per Participant, the expected turnover of employees, whether the Contract Owner will make Purchase Payment allocations electronically.

    (b)Determination of Our anticipated expenses in administering the Contract, such as: billing for Purchase Payments, producing periodic reports, providing for the direct payment of Contract charges rather than having them deducted from Contract Values.

    (c)TPA and/or agent involvement.

TPA ADMINISTRATIVE CHARGES

We may be directed by the Contract Owner to deduct charges from Purchase Payments or Contract Values for payment to the Contract Owner, the TPA and/or other specified party. We will send these fees directly to the party specified by the Contract Owner. These charges are not separately levied by the Contract and are not subject to withdrawal charges. Such charges may include maintenance fees, transaction fees, recordkeeping and other administrative fees.

PREMIUM TAX

New York State currently does not impose any Premium Taxes.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, Contract gains or value of the Contract, We reserve the right to charge You proportionately for this tax.

ACCOUNT REDUCTION LOAN FEES

We make available account reduction loans. If Your Plan or group of which You are a Participant or member permits account reduction loans, and You take an account reduction loan, there is a $75 Account Reduction Loan initiation fee. This fee is paid from the requested loan principal amount. There is also a $50 annual maintenance fee per loan outstanding. The maintenance fee is taken pro-rata from each Subaccount and the Fixed Account in which You then have a balance and is paid on a quarterly basis at the end of each quarter. Either or both fees may be waived for certain groups.

                                   TRANSFERS
--------------------------------------------------------------------------------

Subject to the limitations described below, You may transfer all or part of Your Contract Value between Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, You may make transfers only if allowed by Your Contract or with Our consent. Transfer requests received at Our Home Office that are in Good Order before the close of the NYSE will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

We reserve the right with 30 days advance written notice to restrict transfers from the Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. We will provide advance written notice if this restriction is subsequently lifted.

Currently, there are no charges for transfers; however, We reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Funding Option to another could result in Your investment becoming subject to higher or lower expenses. Also, when making transfers, You should consider the inherent risks associated with the Funding Options to which Your Contract Value is allocated.

You may also transfer between the Funding Options and the Fixed Account; however, no transfers are allowed between the Fixed Account and any Competing Fund. Amounts previously transferred from the Fixed Account to the Underlying Funds may not be transferred back to the Fixed Account or any Competing Fund for a period of at least 3 months for the date of the transfer. Amounts previously transferred from a Competing Fund to an Underlying Fund, which is not a Competing Fund, may not be transferred to the Fixed Account for a period of at least 3 months from the date of the Purchase Payment. (Please refer to "Appendix D -- Competing Funds".)

RESTRICTIONS ON TRANSFERS

RESTRICTIONS ON FREQUENT TRANSFERS. Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Frequent transfers involving arbitrage trading may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., Annuitants and Beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where We determine there is a potential for arbitrage trading. Currently, We believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds (i.e., American Funds Global Growth Fund, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, ClearBridge Variable Small Cap Growth Portfolio, Delaware VIP Small Cap Value Series, Harris Oakmark International Portfolio, Invesco Small Cap Growth Portfolio, JP Morgan Small Cap Value Portfolio, Western Asset Variable High Income Portfolio, Lord Abbett Bond Debenture Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, MSCI EAFE(R) Index Portfolio, Neuberger Berman Genesis Portfolio, Oppenheimer Global Equity Portfolio, Pioneer Strategic Income Portfolio, Russell 2000(R) Index Portfolio,
T. Rowe Price Small Cap Growth Portfolio, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund and Third Avenue Small Cap Value Portfolio -- the "Monitored Portfolios"), and We monitor transfer activity in those Monitored Portfolios. In addition, as described below, We treat all American Funds Insurance Series(R) portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, We currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below. WE DO NOT BELIEVE THAT OTHER UNDERLYING FUNDS PRESENT A SIGNIFICANT OPPORTUNITY TO ENGAGE IN ARBITRAGE TRADING AND THEREFORE DO NOT MONITOR TRANSFER ACTIVITY IN THOSE UNDERLYING FUNDS. We may change the Monitored Portfolios at any time without notice in Our sole discretion.

As a condition to making their portfolios available in Our products, American Funds(R) requires Us to treat all American Funds portfolios as Monitored Portfolios under Our current frequent transfer policies and procedures. Further, American Funds(R) requires Us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds(R) monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to Our current frequent transfer policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy. A process has been implemented to enforce the American Funds restrictions. There is no guarantee that this process will detect all Contract holders whose transfer activity in the American Funds portfolios violates the monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when We detect transfer activity in the Monitored Portfolios that exceeds Our current transfer limits, We will exercise Our contractual right to restrict Your number of transfers to one every six months.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when We monitor the frequency of transfers.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that We believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as Our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that We will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate frequent transfers in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in frequent transfers; We apply Our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent transfers of their respective shares and We reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which We reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures We have adopted. Although We may not have the contractual authority or the operational capacity to apply the frequent transfer policies and procedures of the Underlying Funds, We have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates Us to provide to the Underlying Fund promptly upon request certain information about the trading activity of an individual Contract Owner, and to execute instructions from the Underlying Fund to restrict or prohibit further Purchase Payments or transfers by specific Contract Owners who violate the frequent transfer policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as retirement Plans or Separate Accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Contract Owners of variable insurance Contracts and/or individual retirement Plans Participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent transfer policies and procedures. In addition, the other insurance companies and/or retirement Plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, We cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement Plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in frequent trading, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, We reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that We are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on frequent transfers (even if an entire omnibus order is rejected due to the frequent transfers of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the Underlying Funds and may disrupt portfolio management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from Underlying Funds except where the portfolio manager of a particular Underlying Fund has brought large transfer activity to Our attention for investigation on a case-by-case basis. For example, some portfolio managers have asked Us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple Contract Owners by a third party such as an investment adviser. When We detect such large trades, We may impose restrictions similar to those described above.

DOLLAR COST AVERAGING

Dollar Cost Averaging or the pre-authorized transfer program (the "DCA Program") allows You to transfer a set dollar amount to other Funding Options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, You will purchase more Accumulation Units in a Funding Option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, You may achieve a lower-than-average cost per unit in the long run if You have the financial ability to continue the program over a long enough period of time. Dollar Cost Averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to Us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete Your Fixed Account value in less than twelve months from Your enrollment in the DCA Program.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If We do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the DCA Program will be credited with the non-program interest rate then in effect for the Fixed Account.

You may start or stop participation in the DCA Program at any time, but You must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place.

You may only have one DCA Program in place at one time. We will allocate any subsequent Purchase Payments We receive within the program period selected to the current Funding Options over the remainder of that program transfer period, unless You direct otherwise.

All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between Funding Options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

We may terminate Your participation in the DCA Program upon notification of Your death.

                             ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Before Your Maturity Date, We will pay all or any portion of Your Cash Surrender Value to the Contract Owner or to You, as provided in the Plan. A Contract Owner's account may be surrendered for cash without the consent of any Participant, as provided in the Plan.

We may defer payment of any Cash Surrender Value for up to seven days after We receive the request in Good Order. The Cash Surrender Value equals the Contract or account Contract Value less any applicable withdrawal charge, and outstanding cash loans. The Cash Surrender Value may be more or less than the Purchase Payments made depending on the value of the Contract or account at the time of surrender.

We may withhold payment of Cash Surrender Value or a Participant's loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (I.E., that could still be dishonored by Your banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for Us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing Us with a certified check.

If Your Contract is issued as part of a 403(b) Plan, there are restrictions on Your ability to make withdrawals from Your Contract. You may not withdraw contributions or earnings made to Your Contract after December 31, 1988 unless You are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if You are experiencing a financial hardship, You may only withdraw contributions, not earnings. You should consult with Your tax adviser before making a withdrawal from Your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, You may choose to withdraw a specified dollar amount (at least $50) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable withdrawal charge. To elect systematic withdrawals You must have a Contract Value of at least $5,000 and You must make the election on the form We provide. We will surrender Accumulation Units pro rata from all Funding Options in which You have an interest, unless You instruct Us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying Us in writing, but You must give at least 30 days notice to change any systematic withdrawal instructions that are currently in place. We will also discontinue systematic withdrawals upon notification of Your death.

We reserve the right to discontinue offering systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion, and may be subject to withdrawal charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Participant is under age 59 1/2. There is no additional fee for electing systematic withdrawals. You should consult with Your tax adviser regarding the tax consequences of systematic withdrawals.

ACCOUNT REDUCTION LOANS

We administer loan programs made available through Plans or group arrangements on an account reduction basis for certain Contracts. If the loan is in default and has been reported to the IRS as income but not yet offset, loan repayments will be posted as after-tax contributions. Loan amounts will be taken from amounts that are vested according to Your Plan or group arrangement on a pro-rata basis from the source(s) of money the Plan or group arrangement permits to be borrowed (e.g., money contributed to the Plan or group arrangement through salary reduction, elective deferrals, direct transfers, direct rollovers and employer contributions), then on a pro-rata basis from each Subaccount and the Fixed Account in which You then have a balance consisting of these sources of money. Loan repayments will be allocated on a pro-rata basis into the Funding Options and the Fixed Account in which You then have a balance. Loan repayment periods, repayment methods, interest rate, default procedures, tax reporting and permitted minimum and maximum loan amounts will be disclosed in the loan agreement documents. There may be initiation and maintenance fees associated with these loans.

                             OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

If a group "allocated" Contract is purchased, We issue Certificates to the individual Participants. If a group unallocated Contract is purchased, We issue only the Contract. Where We refer to "You," We are referring to the Contract Owner, or to the group Participant, as applicable. There can only be one Contract Owner.

You receive all payments while the Annuitant is alive unless You direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

BENEFICIARY

You name the Beneficiary in a Written Request. The Beneficiary has the right to receive any remaining contractual benefits upon the death of the Annuitant or Contract Owner. If more than one Beneficiary survives the Annuitant, they will share equally in benefits unless We receive other instructions by Written Request before the death of the Annuitant or Contract Owner.

Unless You have named an irrevocable Beneficiary, You have the right to change any Beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ABANDONED PROPERTY REQUIREMENTS

Every state has unclaimed property laws which generally declare non-ERISA annuity contracts to be abandoned after a period of inactivity of three to five years from the contract's maturity date or the date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, We are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or You last resided, as shown on Our books and records, or to Our state of domicile. (Escheatment is the formal legal name of this process.) However, the state is obligated to pay the death benefit (without interest) if Your Beneficiary steps forward to claim it with the proper documentation. To prevent Your Contract's proceeds from being paid to the state abandoned or unclaimed property office, it is important that You update Your Beneficiary designations, including addresses, if and as they change. Please call 1-800-842-9406 to make such changes.

ANNUITANT

The Annuitant is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

Before the Maturity Date generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. The death benefit is calculated at the close of the business day on which the Company's Home Office receives Due Proof of Death and instructions for payment in Good Order ("Death Report Date").

We will pay this benefit upon receiving Due Proof of Death along with a Written Request noting the Contract Value and the total Purchase Payments attributable to the Participant under the Contract. In addition, We will require copies of records and any other reasonable proof We find necessary to verify the Contract Value and total Purchase Payments attributable to the Participant under the unallocated Contract.

DEATH BENEFIT PROCEEDS PRIOR TO THE MATURITY DATE

ALLOCATED CONTRACT. If the Participant dies before the Maturity Date and before reaching age 75, the death benefit payable will be the greater of:

    (a)the Contract Value of the Participant's Individual Account or

    (b)the total Purchase Payments under that Participant's Individual Account, less, for each option, any applicable Premium Tax, minus outstanding loan amounts and prior surrenders as of the date We receive Due Proof of Death (including any applicable withdrawn charge).

If the Participant dies on or after age 75 and before the Maturity Date, We will pay the Beneficiary the Contract Value of the Participant's Individual Account, less any applicable Premium Tax or outstanding loan amounts as of the date We receive Due Proof of Death.

UNALLOCATED CONTRACT. (This death benefit is available only with Our consent and by endorsement to the Contract.) The unallocated Contract provides that, in the event the Participant dies before the selected Maturity Date, or the Participant's attainment of age 75 (whichever occurs first), the death benefit payable will be the greater of:

    (a)the Contract Value attributable to the Participant under the Contract or

    (b)the total Purchase Payments attributable to the Participant under the Contract, less any applicable Premium Tax, minus any outstanding loan amounts and prior surrenders as of the date We receive Due Proof of Death.

If the Participant dies on or after attainment of age 75 and before the Maturity Date, We will pay the Beneficiary the Contract Value attributable to the Participant under the Contract, less any applicable Premium Tax, prior surrenders not previously deducted and any outstanding loan balance (if applicable) as of the date We receive Due Proof of Death.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the chart below. The chart does not encompass every situation and is merely intended as a general guide. More detailed information is provided in Your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in one sum, including either by check, by placing the amount in an account that earns interest, or by any other method of payment that provides the Beneficiary with immediate and full access to the proceeds, or under other settlement options that We may make available.

If We are notified of Your death before any requested transaction is completed (which may include transactions under the DCA Program, automatic rebalancing program and systematic withdrawals), We may cancel the request. As described above, the death benefit is determined on the Death Report Date.

 BEFORE THE MATURITY DATE, UPON THE
            DEATH OF THE               THE COMPANY WILL PAY THE PROCEEDS TO:      MANDATORY PAYOUT RULES APPLY*
--------------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT                        The Beneficiary (ies), or if none, to  Yes
                                       the CONTRACT OWNER's estate.
--------------------------------------------------------------------------------------------------------------------
BENEFICIARY                            No death proceeds are payable;         N/A
                                       Contract continues.
--------------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY                 No death proceeds are payable;         N/A
                                       Contract continues.

* Certain payout rules of the Code are triggered upon the death of the Contract Owner. Non-spousal Beneficiaries (as well as spousal Beneficiaries who choose not to assume the Contract) must begin taking distributions based on the Beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. If mandatory distributions have begun, the 5 year payout option is not available.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Participant or the Annuitant dies on or after the Maturity Date, the Company will pay the Beneficiary a death benefit consisting of any benefit remaining under the Annuity or income option then in effect. We will pay the death benefit to the Contract Owner, or the Beneficiary, as provided in the Plan.

TOTAL CONTROL ACCOUNT

If Your Contract was issued in connection with a 403(b) Plan, Your Beneficiary may elect to have the Contract's death benefit proceeds paid through a settlement option called the Total Control Account. The Total Control Account is an interest-bearing account through which the Beneficiary has immediate and full access to the proceeds, with unlimited draft writing privileges. We credit interest to the account at a rate that will not be less than a guaranteed minimum annual effective rate.

Assets backing the Total Control Accounts are maintained in Our general account and are subject to the claims of Our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum annual effective rate. Because We bear the investment experience of the assets backing the Total Control Account, We may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

                              THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, You can receive regular income payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among income plans (Annuity options). While the Annuitant is alive, You can change Your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Certificate unless it has been fully surrendered or the proceeds have been paid to the Beneficiary before that date. Annuity Payments are a series of periodic payments; (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period or fixed amount. We may require proof that the Annuitant is alive before Annuity Payments are made.

You may choose to annuitize at any time after You purchase the Contract. Certain Annuity options taken at the Maturity Date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

If the Contract has no Maturity Date specified, the automatic Maturity Date for each Certificate will be the greater of when the Annuitant reaches age 90 or ten years after the Certificate Date. Additionally, to the extent permitted by law, at least 30 days before the original Maturity Date, You may change the Maturity Date by Written Request up to any time prior to the Annuitant's 90th birthday, or ten years after the Certificate Date, or if We agree, to a later date not to exceed the Annuitant's 95th birthday, subject to laws and regulations then in effect and Our approval. Individuals taking minimum required distributions are allowed to go beyond the maximum Maturity Date.

PLEASE BE AWARE THAT ONCE YOUR CONTRACT IS ANNUITIZED, YOU ARE INELIGIBLE TO RECEIVE THE DEATH BENEFIT.

ALLOCATION OF ANNUITY

You may elect to receive Your Annuity Payments in the form of a Variable Annuity, a Fixed Annuity, or a combination of both. If, at the time Annuity Payments begin, You have not made an election, We will apply Your Contract
Value to provide an Annuity funded by the same Funding Options as You have selected during the Accumulation Period. At least 30 days before the Maturity Date, You may transfer the Contract Value among the Funding Options in order to change the basis on which We will determine Annuity Payments. (See "Transfers".)

VARIABLE ANNUITY

You may choose an Annuity payout that fluctuates depending on the investment experience of the Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the Annuity Period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables We use to determine Your first monthly Annuity Payment. If You elect a Variable Annuity, the amount We apply to it will be the Contract Value as of 14 days before the date Annuity Payments begin, less any applicable Premium Taxes not previously deducted.

The amount of Your first monthly payment depends on the Annuity option You elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables (or, if they would produce a larger payment, the tables then in effect on the Maturity Date) by the number of thousands of dollars of Contract Value You apply to that Annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0% We call this Your Net Investment Rate. Your net investment rate of 3.0% corresponds to an annual interest rate of 3.0%. This means that if the annualized investment performance, after expenses, of Your Funding Options is less than 3.0%, then the dollar amount of Your Variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of Your Funding Options is greater than 3.0%, then the dollar amount of Your Variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable Funding Options. The total amount of each Annuity Payment will equal the sum of the basic payments in each Funding Option. We determine the actual amounts of these payments by multiplying the number of Annuity Units We credited to each Funding Option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a Fixed Annuity that provides payments that do not vary during the Annuity Period. We will calculate the dollar amount of the first Fixed Annuity Payment (as described under "Variable Annuity,") except that the amount We apply to begin the Annuity will be Your Contract Value as of the date Annuity Payments begin. Payout rates will not be lower than those shown in the Contract. If it would produce a larger payment, the first Fixed Annuity Payment will be determined using the Life Annuity Tables in effect for the same class of Contract Owners on the Maturity Date.

ELECTION OF OPTIONS

Any amount distributed from the Contract may be applied to any one of the Annuity options described below. The minimum amount that can be placed under an Annuity option is $2,000 unless We consent to a lesser amount. If any periodic payments due are less than $100, We reserve the right to make payments at less frequent intervals.

Election of any of these options must be made by Written Request to Our Home Office at least 30 days prior to the date such election is to become effective. The form of such Annuity option shall be determined by the Contract Owner. The following information must be provided with any such request:

    (a)the Participant's name, address, date of birth, social security number

    (b)the amount to be distributed

    (c)the Annuity option which is to be purchased

    (d)the date the Annuity option payments are to begin

    (e)if the form of the Annuity provides a death benefit in the event of the Participant's death, the name, relationship and address of the Beneficiary as designated by You and

    (f)any other data that We may require.

The Beneficiary, as specified in item (e) above, may be changed by You or the Annuitant as long as We are notified by Written Request while the Annuitant is alive and before payments have begun. If the Beneficiary designation is irrevocable, such designation cannot be changed or revoked without the consent of the Beneficiary. After We receive the Written Request and the written consent of the Beneficiary (if required), the new Beneficiary designation will take effect as of the date the notice is signed. We have no further responsibility for any payment We made before the Written Request.

RETIRED LIFE CERTIFICATE

We will issue to each person to whom Annuity benefits are being paid under the Contract a Certificate setting forth a statement in substance of the benefits to which such person is entitled under the Contract.

ALLOCATION OF CONTRACT VALUE DURING THE ANNUITY PERIOD

At the time an Annuity option is elected, You also may elect to have the Participant's Contract Value applied to provide a Variable Annuity, a Fixed Annuity, or a combination of both. If no election is made to the contrary, the Contract Value will provide an Annuity, which varies with the investment experience of the corresponding Funding Option(s) at the time of election. You, or the Participant, if You so authorize, may elect to transfer Contract Values from one Funding Option to another, as described in "Transfers" in order to reallocate the basis on which Annuity Payments will be determined. Once Annuity Payments have begun, no further transfers are allowed.

ANNUITY OPTIONS

Under a qualified retirement Plan, the Annuitant's sex will not be taken into account in calculating Annuity Payments. Annuity rates will not be less than the rates guaranteed by the Contract at the time of purchase for the Net Investment Rate and Annuity option elected. Due to underwriting, administrative or Code considerations, the choice of percentage reduction and/or the duration of the guarantee period may be limited.

Annuity options that guarantee payments for two lifetimes (joint and last survivor) will result in smaller payments than Annuity options with payments for only one lifetime. Annuity options that guarantee that payments will be made for a certain number of years regardless of whether the Annuitant or joint Annuitant is alive (such as Option 2, as defined below) result in payments that are smaller than with Annuity options without such a guarantee (such as Option 1, Option 4 or Option 5, as defined below). In addition, to the extent the Annuity option has a guarantee period, choosing a shorter guarantee period will result in each payment being larger.

Option 1 -- Life Annuity/No Refund. A life Annuity is an Annuity payable during the lifetime of the Annuitant and terminating with the last monthly payment preceding the death of the Annuitant.

Option 2 -- Life Annuity With 120, 180 or 240 Monthly Payments Assured. An Annuity payable monthly during the lifetime of an Annuitant with the provision that if, at the death of the Annuitant, payments have been made for less than 120,180 or 240 months, as elected, then We will continue to make payments to the designated Beneficiary during the remainder of the period.

Option 3 -- Life Annuity -- Cash Refund. We will make monthly Annuity Payments during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant, provided that, at the death of the Annuitant, the Beneficiary will receive an additional payment equal to the dollar value, if any, of (a) minus (b) where, for a Variable Annuity:

    (a)is the total amount applied under the option divided by the Annuity Unit value on the due date of the first Annuity Payment; and

    (b)is

    (1)the number of Annuity Units represented by each payment; times

    (2)the number of payments made;

and for a Fixed Annuity:

    (a)is the Contract Value applied on the Maturity Date under this option and

    (b)is the dollar amount of Annuity Payments already paid.

Option 4 -- Joint and Last Survivor Life Annuity. Monthly Annuity Payments based upon the joint lifetime of two persons selected: payments made first to the Annuitant, and upon his/her death, paid to the survivor. No more payments will be made after the death of the survivor.

Option 5 -- Joint and Last Survivor Annuity -- Annuity Reduced on Death of Primary Payee. Monthly Annuity Payments to the Annuitant during the joint lifetime of the two persons selected. One of the two persons will be designated as the primary payee. The other will be designated as the secondary payee. On the death of the secondary payee, if survived by the primary payee, We will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons.

On the death of the primary payee, if survived by the secondary payee, We will continue to make monthly Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made following the death of the survivor.

Option 6 -- Payments for a Fixed Period of 120, 180, or 240 Months without Life Contingency. We will make monthly payments for the period selected. If at the death of the Annuitant, payments have been made for less than 120, 180, or 240 months, as elected, We will continue to make payments to the designated Beneficiary during the remainder of the period. Please note that Option 6 may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 7 -- Other Annuity Options. We will make other arrangements for Annuity Payments as may be mutually agreed upon by You and Us.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the Variable Annuity option "Payments for a Fixed Period of 120, 180 or 240 Months without Life Contingency".

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the assumed (daily) net investment factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

For allocated Contracts in use with deferred compensation Plans, tax-deferred Annuity Plans, and combined qualified Plans/tax deferred Annuity Plans, You may return the Contract for a full refund of the Contract Value plus any Contract charges and Premium Taxes You paid (but not any fees and charges the Underlying Fund assessed) within ten days after You receive it (the "right to return period"). Upon exercise of the right to return, We refund all of Your Purchase Payments allocated to the Fixed Account.

TERMINATION OF ALLOCATED CONTRACTS

For purposes of the following discussion, "You" and "Your" refer to the group Contract Owner.

Under the allocated Contracts, if the Contract Value in a Participant's Individual Account is less than the termination amount as stated in Your Contract, We reserve the right to terminate that account and move the Contract Value of that Participant's Individual Account to Your Account.

Any Contract Value to which a terminating Participant is not entitled under the Plan will be moved to Your Account at Your direction.

However, if You are the Participant and the Plan determines to terminate the Contract at a time when You (the Participant) have a guaranteed amount under any death benefit that is greater than the Contract Value, You (the Participant) forfeit any guaranteed amount You (the Participant) have accrued under the death benefit upon termination of the Contract.

If the Contract is discontinued because of Plan Termination and the Plan certifies to Us that the Plan Termination is the result of the dissolution or liquidation of the employer under US Code Title 11 procedures, the Cash Surrender Value may be distributed directly to the employees entitled to share in such distributions in accordance with the Plan relating to Plan Termination. Distribution may be in the form of cash payments, Annuity options, or deferred annuities. For all 403(b) non- ERISA Plans You must provide notice to and receive consent from all Contract Owners under this Contract for this distribution.

If the Plan is terminated or the Contract is discontinued by You for any other reason, then upon discontinuance of the Contract then the following rules apply.

On the date We receive Your Written Request to discontinue the Contract, or We receive notice that is satisfactory to Us of Plan Termination, We will:

    (a)accept no further payments for this Contract or Certificate; and

    (b)pay You, or the Participant, if so authorized, the Cash Surrender Value of the Underlying Funds of the Contract and Certificates; and

    (c)pay You, or the Participant, if so authorized, any Fixed Account values of the Contract and Certificate, as described in the Fixed Account Rider, if applicable.

We reserve the right to discontinue this Contract if:

    (a)the Contract Value of the Contract is less than the termination amount;
       or

    (b)We determine that the Plan or administration of the Plan is not in conformity with applicable law.

Within 31 days after We notify You in writing of Our intent to discontinue the Contract, We will:

    (a)accept no further payments for this Contract or Certificates; and

    (b)pay You, or the Participant, if so authorized, the Contract Value of the Contract and Certificates; and

    (c)pay You, or the Participant, if so authorized, any Fixed Account Contract Value of the Contract and Certificates, if applicable.

For allocated Contracts, We will pay the Contract Value to the Participant or the Contract Owner if We terminate the Certificate and/or the Contract if the Contract Value is below the termination amount.

If this Contract is discontinued, We will distribute the values as applicable under the terms described above to You, or the Participants if so authorized, at the most current address available on Our records. Discontinuance of this Contract will not affect payments We are making under any Annuity options which began before the date of discontinuance.

CONTRACT EXCHANGES

    (a)You may transfer all or any part of Your Account's Cash Surrender Value from any Funding Option to any contract not issued by Us. Such transfers may be subject to a surrender charge, as described in the Contract. If authorized by the Contract Owner, a Participant may transfer all or any part of the Individual Account's Cash Surrender Value from one Funding Option to any contract not issued by Us.

    (b)Under specific conditions, We may allow You to transfer to this Contract funds held by You in another group Annuity contract issued by Us or to transfer amounts from this Contract to another contract issued by Us without applying a sales charge to the funds being transferred. Once the transfer is complete and We have established an account for You at Your direction, a new sales charge may apply, as described in the new Contract.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York NYSE is closed; (2) when trading on the NYSE is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value of the Separate Account's net assets; or
(4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

MISSTATEMENT

We may require proof of age of the Owner, Beneficiary or Annuitant before making any payments under this Contract that are measured by the Owner's, Beneficiary's or Annuitant's life. If the age of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age.

Once Annuity Payments have begun, any overpayments or underpayments will be deducted from or added to the payment or payments made after the adjustment. We are required to pay interest on any underpayments.

FUNDING OPTIONS

The Company reserves the right, subject to compliance with the law, to substitute investment alternatives under the Contract and/or offer additional Funding Options.

Certain Variable Annuity separate accounts and variable life insurance separate accounts may invest in the Funding Options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Funding Options do not currently foresee any such disadvantages either to Variable Annuity Contract Owners or variable life policy owners, each Funding Option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and Variable Annuity separate accounts, the Variable Annuity Contract Owners would not bear any of the related expenses, but Variable Annuity Contract Owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

                             THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

The Company issues the Contract under Metropolitan Life Separate Account E. The Separate Account was established on September 27, 1983 and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

We hold the assets of the Separate Account for the exclusive benefit of the owners of the Separate Account, according to the laws of New York. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that We may conduct.

All investment income and other distributions of the Funding Options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective Funding Option at net asset value. Shares of the Funding Options are currently sold only to life insurance company separate accounts to fund Variable Annuity and variable life insurance contracts or to qualified pension or retirement Plans as permitted under the Code, and the regulations thereunder.

We reserve the right to transfer the assets of the Separate Account to another separate account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If We do so, We guarantee that the modification will not affect Your Contract Value.

Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit and Annuity Payments that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims paying ability of the Company and Our long term ability to make such payments and are not guaranteed by any other party. We issue other Annuity contracts and life insurance policies where We pay all money We owe under those contracts and policies from Our general account. We are regulated as an insurance company under state law, which includes, generally, limits on the amount and type of investments in its general account. However, there is no guarantee that We will be able to meet Our claims paying obligations; there are risks to purchasing any insurance product.

PERFORMANCE INFORMATION

In advertisements for the Contract, We may include performance figures to show You how a Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Funding Option and are not an indication of how a Funding Option will perform in the future.

Performance figures for each Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Funding Option. In those cases, We can create "hypothetical historical performance" of a Funding Option. These figures show the performance that the Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If You allocate a portion of Your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of Your Contract Value may decrease in value.

                          FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Code is complex and subject to change regularly. Failure to comply with the tax law may result in significant adverse tax consequences and IRS penalties. Consult Your own tax adviser about Your circumstances, any recent tax developments, and the impact of state income taxation. For purposes of this section, We address Contracts and Annuity Payments under the Contracts together.

You should read the general provisions and any sections relating to Your type of Annuity to familiarize Yourself with some of the tax rules for Your particular Contract.

You are responsible for determining whether Your purchase of a Contract, withdrawals, Annuity Payments and any other transactions under Your Contract satisfy applicable tax law. We are not responsible for determining if Your employer's Plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

Where otherwise permitted under the Contract, the transfer of ownership of a Contract, the designation or change in designation of an Annuitant, payee or other Beneficiary who is not also a Contract Owner, the selection of certain Maturity Dates, the exchange of a Contract, or the receipt of a Contract in an exchange, may result in income tax and other tax consequences, including additional withholding, estate tax, gift tax and generation skipping transfer tax, that are not discussed in this prospectus. Please consult Your tax adviser.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from Annuity Contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to purchasing an Annuity Contract.

We do not expect to incur federal, state or local income taxes on the earnings or realized capital gains attributable to the Separate Account. However, if We do incur such taxes in the future, We reserve the right to charge amounts allocated to the Separate Account for these taxes.

To the extent permitted under federal tax law, We may claim the benefit of the corporate dividends received deduction and of certain foreign tax credits attributable to taxes paid by certain of the Underlying Funds to foreign jurisdictions.

GENERAL

Contracts are a means of setting aside money for future needs-usually retirement. Congress recognizes how important saving for retirement is and has provided special rules in the Code.

All tax-sheltered annuities ("TSAs"), 403(a), 457(b), Keoghs and 401(k) Plans receive tax deferral under the Code. Although there are no additional tax benefits by funding such retirement arrangements with an Annuity, doing so offers You additional insurance benefits such as the availability of a guaranteed income for life.

Under current federal income tax law, the taxable portion of distributions and withdrawals from Variable Annuity Contracts (including TSAs, 403(a) and 401(k)s) are subject to ordinary income tax and are not eligible for the lower tax rates that apply to long term capital gains and qualifying dividends.

WITHDRAWALS

When money is withdrawn from Your Contract (whether by You or Your Beneficiary), the amount treated as taxable income and taxed as ordinary income differs depending on the type of Annuity You purchase (e.g., TSA); and payment method or Annuity Payment type You elect. If You meet certain requirements Your designated Roth earnings are free from federal income taxes.

We will withhold a portion of the amount of Your withdrawal for income taxes, unless You are eligible to and elect otherwise. The amount We withhold is determined by the Code.

WITHDRAWALS BEFORE AGE 59 1/2

Because these products are intended for retirement, if You make a taxable withdrawal before age 59 1/2 You may incur a 10% tax penalty, in addition to ordinary income taxes. See "Separate Account Charges" for further information regarding withdrawals.

As indicated in the chart below, some taxable distributions prior to age 59 1/2 are exempt from the penalty. Some of these exceptions include amounts received:

-----------------------------------------------------------------------------------------------------------------------
                                                                                             TYPE OF CONTRACT
-                                                                                   -------------------------------
-----------------------------------------------------------------------------------------------------------------------
-                                                                                             401(K)
                                                                                               AND
                                                                                    457(B)/2/ KEOGH  403(B) -TSA 403(A)
                                                                                    --------  ------ ----------- ------
-----------------------------------------------------------------------------------------------------------------------
In a series of substantially equal payments made annually (or more frequently) for
life or life expectancy (SEPP)                                                         X/1/     X/1/      X/1/     X/1/
-----------------------------------------------------------------------------------------------------------------------
After You die                                                                           X        X         X        X
-----------------------------------------------------------------------------------------------------------------------
After You become totally disabled (as defined in the Code)                              X        X         X        X
-----------------------------------------------------------------------------------------------------------------------
To pay deductible medical expenses                                                      X        X         X        X
-----------------------------------------------------------------------------------------------------------------------
After Separation from service if You are over 55 at time of separation/1/               X        X         X        X
-----------------------------------------------------------------------------------------------------------------------
After December 31, 1999 for IRS levies                                                  X        X         X        X
-----------------------------------------------------------------------------------------------------------------------
Pursuant to qualified domestic relations orders                                         X        X         X        X
                                                                                    ----------                   ------

1.  You must be separated from service at the time payments begin.
2. Distributions from 457(b) Plans are generally not subject to the 10% penalty. However, it does apply to distributions from 457(b) Plans of employers which are state or local governments to the extent that the distribution is attributable to rollovers accepted from other types of eligible retirement Plans.

SYSTEMATIC WITHDRAWAL PROGRAM FOR SUBSTANTIALLY EQUAL PERIODIC PAYMENTS (SEPP) AND INCOME OPTIONS

If You are considering using the Systematic Withdrawal Program or selecting an Annuity option for the purpose of meeting the SEPP exception to the 10% tax penalty, consult with Your tax adviser. It is not clear whether certain withdrawals or Annuity Payments under a Variable Annuity will satisfy the SEPP exception.

If You receive systematic payments that You intend to qualify for the SEPP exception, any modifications (except due to death or disability) to Your payment before age 59 1/2 or within five years after beginning SEPP payments, whichever is later, will result in the retroactive imposition of the 10% penalty with interest. Such modifications may include additional Purchase Payments or withdrawals (including tax-free transfers or rollovers of income payments) from the Contract.

SEPARATE ACCOUNT CHARGES

It is conceivable that the charges for certain benefits such as any of the guaranteed death benefits and certain living benefits could be considered to be taxable each year as deemed distributions from the Contract to pay for non-Annuity benefits. We currently treat these charges as an intrinsic part of the Contract and do not tax report these as taxable income. However, it is possible that this may change in the future if We determine that this is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

QUALIFIED CONTRACTS - GENERALLY

PURCHASE PAYMENTS

Generally, all Purchase Payments will be contributed on a "before-tax" basis. This means that the Purchase Payments entitle You to a tax deduction or are not subject to current income tax.

Under some circumstances "after-tax" Purchase Payments can be made to certain annuities. These Purchase Payments do not reduce Your taxable income or give You a tax deduction.

There are different annual Purchase Payments limits for the annuities offered in this prospectus. Purchase Payments in excess of the limits may result in adverse tax consequences.

Your Contract may accept certain direct transfers and rollovers from other qualified Plan accounts and contracts: such transfers and rollovers are generally not subject to annual limitations on Purchase Payments.

WITHDRAWALS, TRANSFERS AND ANNUITY PAYMENTS

Because Your Purchase Payments are generally on a before-tax basis, You generally pay income taxes on the full amount of money You withdraw as well as income earned under the Contract. Withdrawals and Annuity Payments attributable to any after-tax contributions are not subject to income tax (except for the portion of the withdrawal or payment allocable to earnings).

If certain requirements are met, You may be able to transfer amounts in Your Contract to another eligible retirement Plan or individual retirement plan ("IRA"). For 457(b) Plans maintained by non-governmental employers, if certain conditions are met, amounts may be transferred into another 457(b) Plan maintained by a non-governmental employer.

Your Contract is not forfeitable (e.g., not subject to claims of Your creditors) and You may not transfer it to someone else. For certain qualified employer Plans, an important exception is that Your Account may be transferred pursuant to a qualified domestic relations order (QDRO).

Please consult the specific section for the type of Annuity You purchased to determine if there are restrictions on withdrawals, transfers or Annuity Payments.

Minimum distribution requirements also apply to the Contracts. These are described separately later in this section.

Certain mandatory distributions made to Participants in an amount in excess of $1,000 (but less than $5,000) must be automatically rolled over to an IRA designated by the Plan, unless the Participant elects to receive it in cash or roll it over to a different IRA or eligible retirement Plan.

ELIGIBLE ROLLOVER DISTRIBUTIONS AND 20% MANDATORY WITHHOLDING

For certain qualified employer Plans, We are required to withhold 20% of the taxable portion of Your withdrawal that constitutes an "eligible rollover distribution" for federal income taxes. We are not required to withhold this money if You direct Us, the trustee or the custodian of the Plan, to directly rollover Your eligible rollover distribution to an IRA or another eligible retirement Plan.

Generally, an "eligible rollover distribution" is any taxable amount You receive from Your Contract. (In certain cases, after-tax amounts may also be considered eligible rollover distributions). However, it does not include taxable distributions such as:

    .  Withdrawals made to satisfy minimum distribution requirements

    .  Certain withdrawals on account of financial hardship

Other exceptions to the definition of eligible rollover distribution may exist.

For taxable withdrawals that are not "eligible rollover distributions," the Code requires different withholding rules. The withholding amounts are determined at the time of payment. In certain instances, You may elect out of these withholding requirements. You may be subject to the 10% penalty tax if You withdraw taxable money before You turn age 59 1/2.

MINIMUM DISTRIBUTION REQUIREMENTS

Generally, You must begin receiving retirement Plan withdrawals by April 1 of the latter of:

    .  the calendar year following the year in which You reach age 70 1/2 or

    . the calendar year following the calendar year You retire, provided You do not own more than 5% of Your employer.

For after-death required minimum distributions ("RMD"), the five year rule is applied without regard to calendar year 2009 due to the 2009 RMD waiver. For instance, for a Contract Owner who died in 2007, the five year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with Your tax adviser because the application of these rules to Your particular circumstances may have been impacted by the 2009 RMD waiver.

In general the amount of required minimum distribution (including death benefit distributions discussed below) must be calculated separately with respect to each 403(b) arrangement, but then the aggregate amount of the required distribution may be taken under the tax law from any one or more of the Participant's several 403(b) arrangements. Otherwise, You may not satisfy minimum distributions for an employer's qualified Plan (i.e., 401(a), 403(a), 457(b)) with distributions from another qualified Plan of the same or a different employer.

Complex rules apply to the calculation of these withdrawals. A tax penalty of 50% applies to withdrawals which should have been taken but were not. It is not clear whether Annuity Payments under a Variable Annuity will satisfy these rules. Consult Your tax adviser prior to choosing a pay-out option.

Otherwise, You may not satisfy minimum distributions for one type of qualified Plan with distributions from an account or annuity contract under another type or qualified Plan (e.g. IRA and 403(b)).

In general, income tax regulations permit income payments to increase based not only with respect to the investment experience of the Underlying Funds but also with respect to actuarial gains. Additionally, these regulations permit payments under immediate annuities to increase due to a full withdrawal or to a partial withdrawal under certain circumstances.

The regulations also require that the value of benefits under a deferred Annuity including certain death benefits in excess of cash value must be added to the amount credited to Your account in computing the amount required to be distributed over the applicable period. You should consult Your own tax adviser as to how these rules affect Your own Contract. We will provide You with additional information regarding the amount that is subject to minimum distribution under this rule.

If You intend to receive Your minimum distributions which are payable over the joint lives of You and a Beneficiary who is not Your spouse (or over a period not exceeding the joint life expectancy of You and Your non-spousal Beneficiary), be advised that federal tax rules may require that payments be made over a shorter period or may require that payments to the Beneficiary be reduced after Your death to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax. Consult Your tax adviser.

DEATH BENEFITS

The death benefit is taxable to the recipient in the same manner as if paid to the Contract Owner (under the rules for withdrawals or Annuity Payments, whichever is applicable).

Generally, if You die before required minimum distribution withdrawals have begun, We must make payment of Your entire interest by December 31st of the year that is the fifth anniversary of Your death or begin making payments over a period and in a manner allowed by the Code to Your Beneficiary by December 31st of the year after Your death. Consult Your tax adviser because the application of these rules to Your particular circumstances may have been impacted by the 2009 RMD waiver (see Minimum Distribution Requirements section for additional information).

If Your spouse is Your Beneficiary, and Your Contract permits, Your spouse may delay the start of these payments until December 31 of the year in which You would have reached age 70 1/2.

If Your spouse is Your Beneficiary, Your spouse may also be able to rollover the death proceeds into another eligible retirement Plan in which he or she participates, if permitted under the receiving Plan.

If Your spouse is not Your Beneficiary and Your Contract permits, Your Beneficiary may also be able to rollover the death proceeds via a direct trustee-to-trustee transfer into an inherited IRA. However, such Beneficiary may not treat the inherited IRA as his or her own IRA. Certain employer Plans (i.e. 401(a), 403(a), 403(b), and governmental 457 Plans) are required to permit a non-spouse direct trustee-to-trustee rollover.

If You die after required distributions begin, payments of Your entire remaining interest must be made in a manner and over a period as provided under the Code (and any applicable regulations).

INCIDENTAL BENEFITS

Certain death benefits may be considered incidental benefits under a tax qualified Plan, which are limited under the Code. Failure to satisfy these limitations may have adverse tax consequences to the Plan and to the Participant.

Where otherwise permitted to be offered under Annuity contracts issued in connection with qualified Plans, the amount of life insurance is limited under the incidental death benefit rules. You should consult Your own tax adviser prior to purchase of the Contract under any type of 403(b) arrangement or qualified Plan as a violation of these requirements could result in adverse tax consequences to the Plan and to the Participant including current taxation of amounts under the Contract.

TAX SHELTERED ANNUITIES (TSAS) (ERISA AND NON-ERISA) - 403(B)

Tax Sheltered Annuities fall under Section 403(b) of the Code ("403(b) arrangements"), which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under
Section 501(c)(3) of the Code.

In general, contributions to Section 403(b) arrangements are subject to contribution limitations under Section 415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

On July 26, 2007, final 403(b) regulations were issued by the U.S. Treasury which impact how We administer Your 403(b) Contract. In order to satisfy the 403(b) final regulations and prevent Your Contract from being subject to adverse tax consequences including potential penalties, contract exchanges after September 24, 2007 must, at minimum, meet the following requirements:
(1) the Plan must allow the exchange, (2) the exchange must not result in a reduction in the Participant or Beneficiary's accumulated benefit, (3) the receiving contract includes distribution restrictions that are no less stringent than those imposed on the contract being exchanged, and (4) the employer enters into an agreement with the issuer of the receiving contract to provide information to enable the contract provider to comply with Code requirements. Such information would include details concerning severance from employment, hardship withdrawals, loans and tax basis. You should consult Your tax or legal counsel for any advice relating to Contract exchanges or any other matter relating to these regulations.

WITHDRAWALS AND INCOME PAYMENTS

If You are under 59 1/2, You generally cannot withdraw money from Your TSA
  Contract unless the withdrawal:

    . Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

    . Is directly transferred to another permissible investment under 403(b) arrangements;

    . Relates to amounts that are not salary reduction elective deferrals if Your Plan allows it;

    . Occurs after You die, leave Your job or become disabled (as defined by the Code);

    . Is for financial hardship (but only to the extent of Purchase Payments) if Your Plan allows it;

    . Relates to distributions attributable to certain TSA Plan Terminations if the conditions of the new income tax regulations are met;

    .  Relates to rollover or after-tax contributions; or

    . Is for the purchase of permissive service credit under a governmental defined benefit Plan.

Recent income tax regulations also provide certain new restrictions on withdrawals of amounts from TSAs that are not attributable to salary reduction contributions. Under these regulations, a Section 403(b) Contract is permitted to distribute retirement benefits attributable to pre-tax contributions other than elective deferrals to the Participant no earlier than upon the earlier of the Participant's severance from employment or upon the prior occurrence of some event such as after a fixed number of years, the attainment of a stated age, or disability.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS

Employers that established and maintain a 403(b) Plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after tax contributions as part of the TSA Plan. In accordance with Our administrative procedures, We may permit these contributions to be made as Purchase Payments to a 403(b) Contract under the following conditions:

    . The employer maintaining the Plan has demonstrated to Our satisfaction that Designated Roth Accounts are permitted under the Plan.

    . In accordance with Our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

    . All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to trustee transfers from other Designated Roth Accounts).

    . In accordance with Our procedures and in a form satisfactory to Us, We may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the Participant is making elective deferral contributions to the Contract.

    . Recently enacted legislation allows (but does not require) 403(b) Plans that offer designated Roth accounts to permit Participants to roll their non-Roth account assets into a designated Roth account under the same Plan, provided the non-Roth assets are distributable under the Plan and otherwise eligible for rollover.

    . No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

    . If permitted under the federal tax law, We may permit both pre-tax contributions under a 403(b) Plan as well as after-tax contributions under that Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, We will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA Plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, We will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

    . We may refuse to accept contributions made as rollovers and trustee-to trustee transfers, unless We are furnished with a breakdown as between Participant contributions and earnings at the time of the contribution.

You and Your employer should consult their own tax and legal advisers prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The IRS has indicated an intention to issue additional guidance addressing the potential for improper transfers of value to Roth accounts due to the allocation of Contract income, expenses, gains and losses. The IRS has not issued the additional guidance and, as a result, there is uncertainty regarding the status of Roth accounts and particularly Roth accounts under annuity contracts that allocate charges for guarantees. You should consult Your tax or legal counsel for advice relating to Roth accounts and other matters relating to the final Roth account regulations.

SECTION 403(B) COLLATERALIZED LOANS

If Your employer's Plan and TSA Contract permits loans, such loans will be made only from any Fixed Account value and only up to certain limits. In that case, We credit Your Fixed Account value up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate We charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from Your Contract and all of Your employer Plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your employer's Plan and Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of Your loan agreement and federal tax law could have adverse tax consequences. Consult Your tax adviser and read Your loan agreement and Contract prior to taking any loan.

457(B) PLANS

457(b) Plans are available to state or local governments and certain tax-exempt organizations as described in Sections 457(b) and 457(e)(1) of the Code. The Plans are not available for churches and qualified church-controlled organizations.

457(b) annuities maintained by a state or local government are for the exclusive benefit of Plan Participants and their Beneficiaries. 457(b) annuities other than those maintained by state or local governments are solely the property of the employer and are subject to the claims of the employer's general creditors until they are "made available" to You.

Recently enacted legislation allows (but does not require) governmental 457(b) Plans to permit Participants to make designated Roth contributions to a designated Roth account under the Plan. This new legislation also allows (but does not require) such Plans to permit Participants to roll their non-Roth account assets into a designated Roth account under the same Plan, provided the non-Roth assets are distributable under the Plan and otherwise eligible for rollover.

WITHDRAWALS

Generally, because contributions are on a before-tax basis, withdrawals from Your Annuity are subject to income tax. Generally, monies in Your Contract can not be "made available" to You until You reach age 70 1/2, leave Your job (or Your employer changes) or have an unforeseen emergency (as defined by the Code).

LOANS

In the case of a 457(b) Plan maintained by a state or local government, the Plan may permit loans. The Code and applicable income tax regulations limit the amount that may be borrowed from Your 457(b) Plan and all employer Plans in the aggregate and also require that loans be repaid, at minimum, in scheduled level payments over a certain term.

Your 457(b) Plan will indicate whether Plan loans are permitted. The terms of the loan are governed by Your loan agreement with the Plan. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of Your loan agreement and federal tax law could have adverse tax consequences. Consult Your tax adviser and read Your loan agreement and Contract prior to taking any loan.

403(A)

The employer adopts a 403(a) Plan as a qualified retirement Plan to provide benefits to participating employees. The Plan generally works in a similar manner to a corporate qualified retirement Plan except that the 403(a) Plan does not have a trust or a trustee.

See the "General" and the "Qualified Contracts -- Generally" headings under this section for a brief description of the tax rules that apply to 403(a) annuities.

KEOGH PLANS

A Keogh Plan is generally a qualified retirement Plan (defined contribution or defined benefit) that covers a self-employed person. Other employees may also be covered. Please consult Your tax adviser about Your particular situation.

See the "General" and the "Qualified Contracts -- Generally" headings under this section for a brief description of the tax rules that apply to Keoghs.

401(K)

The tax rules regarding retirement Plans are complex. We do not give tax advice. Please consult Your tax adviser about Your particular situation.

See the "General" and the "Qualified Contracts -- Generally" headings under this section for a brief description of the tax rules that apply to 401(k)s.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY

Metropolitan Life Insurance Company is a stock insurance company chartered in 1868 in New York and continuously engaged in the insurance business since that time. The Company is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at 200 Park Avenue, New York, New York 10166.

FINANCIAL STATEMENTS

The financial statements for the insurance Company and for the Separate Accounts are located in the Statement of Additional Information.

DISTRIBUTION OF THE CONTRACTS

MetLife Investors Distribution Company ("MLIDC") is the principal underwriter and distributor of the securities offered through this prospectus. MLIDC, which is our affiliate, also acts as the principal underwriter and distributor of some of the other Variable Annuity contracts and variable life insurance policies We and Our affiliated companies issue. We reimburse MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g., commissions payable to the retail broker-dealers who sell the Contracts, including Our affiliated broker-dealers.) MLIDC does not retain any fees under the Contracts.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

The Contracts are sold through MetLife licensed sales representatives who are associated with MetLife Securities, Inc.("MSI"), our affiliate and a broker-dealer, which is paid compensation for the promotion and sale of the Contracts. The Contracts are also sold through the registered representatives of our other affiliated broker-dealers. MSI and our affiliated broker-dealers are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are also members of FINRA. The Contracts may also be sold through other registered broker-dealers. The Contracts may also be sold through the mail or the Internet.

There is no front-end sales load deducted from purchase payments to pay sales commissions. Distribution costs are recovered through the Separate Account charge. Our sales representatives in Our MetLife Resources division must meet a minimum level of sales production in order to maintain employment with Us. MetLife sales representatives who are not in our MetLife Resources division ("non-MetLife Resources MetLife sales representatives") must meet a minimum level of sales of proprietary products in order to maintain employment with Us.

Non-MetLife Resources MetLife sales representatives and MetLife Resources sales representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. With respect to the Contracts, the gross dealer concession is 5% of each Purchase Payment each year the Contract is in force and, starting in the second Contract Year, is 1.00% of the Contract Value each year that the Contact is in force for servicing the Contract. Gross dealer concession may also be paid when the Contract is annuitized. The amount of this gross dealer concession payable upon annuitization depends on several factors, including the number of years the Contract has been in force. Compensation to the sales representative is all or part of the gross dealer concession. Compensation to sales representatives in the MetLife Resources division is based upon premiums and purchase payments applied to all products sold and serviced by the representative. Compensation to non-MetLife Resources MetLife sales representatives is determined based upon a formula that recognizes premiums and purchase payments applied to proprietary products sold and serviced by the representative as well as certain premiums and purchase payments applied to non-proprietary products sold by the representative. Proprietary products are those issued by Us or Our affiliates. Because one of the factors determining the percentage of gross dealer concession that applies to a non-MetLife Resources MetLife sales representative's compensation is sales of proprietary products, these sales representatives have an incentive to favor the sale of proprietary products. Because non-MetLife Resources MetLife sales managers' compensation is based upon the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

Non-MetLife Resources MetLife sales representatives and MetLife Resources sales representatives and their managers and the sales representatives and managers of Our affiliates may be eligible for additional cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplemental salary, financial arrangements, marketing support, medical and other insurance benefits, and retirement benefits and other benefits based primarily on the amount of proprietary products sold. Because additional cash compensation paid to non-MetLife Resources MetLife sales representatives and MetLife Resources sales representatives and their managers and the sales representatives and their managers of Our affiliates is based primarily on the sale of proprietary products, non-MetLife Resources MetLife sales representatives and MetLife Resources sales representatives and their managers and the sales representatives and their managers of Our affiliates have an incentive to favor the sale of proprietary products.

Sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional cash compensation. Moreover, managers may be eligible for additional cash compensation based on the sales production of the sales representatives that the manager supervises.

Our sales representatives and their managers may be eligible for non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional services and other support services.

Other incentives and additional cash compensation provide sales representatives and their managers with an incentive to favor the sale of proprietary products. The business unit responsible for the operation of Our distribution system is also paid.

MLIDC also pays compensation for the sale of the Contracts by affiliated broker-dealers. The compensation paid to broker-dealers for sales of the Contracts is generally not expected to exceed, on a present value basis, the aggregate amount of total compensation that is paid with respect to sales made through MetLife representatives. (The total compensation includes payments that We make to Our business unit that is responsible for the operation of the distribution systems through which the Contracts are sold.) These firms pay their sales representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount that selling firms pass on to their sales representatives is determined in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Sales representatives of affiliated broker-dealers and their managers may be eligible for various cash benefits and non-cash compensation (as described above) that we may provide jointly with affiliated broker-dealers. Because of the receipt of this cash and non-cash compensation, sales representatives and their managers of our affiliated broker-dealers have an incentive to favor the sale of proprietary products.

MLIDC may also enter into preferred distribution arrangements with Our affiliated broker-dealer firm, New England Securities Corporation. This arrangement is sometimes called "shelf space" arrangements. Under this arrangement, MLIDC may pay separate, additional compensation to the broker-dealer firm for services the broker-dealer firm provides in connection with the distribution of the Contracts. These services may include providing Us with access to the distribution network of the broker-dealer firm, the hiring and training of the broker-dealer firm's sales personnel, the sponsoring of conferences and seminars by the broker-dealer firm, or general marketing services performed by the broker-dealer firm. The broker-dealer firm may also provide other services or incur other costs in connection with distributing the Contracts.

MLIDC also pays compensation for the sale of Contracts by unaffiliated broker-dealers. The compensation paid to unaffiliated broker-dealers for sales of the Contracts is generally not expected to exceed, on a present value basis, the aggregate amount of total compensation that is paid with respect to sales made through MetLife representatives. (The total compensation includes payments that We make to Our business unit that is responsible for the operation of the distribution systems through which the Contracts are sold.) Broker-dealers pay their sales representatives all or a portion of the commissions received for their sales of the Contracts. Some firms may retain a portion of commissions. The amount that the broker-dealer passes on to its sales representatives is determined in accordance with its internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. We and Our affiliates may also provide sales support in the form of training, sponsoring conferences, defraying expenses at vendor meetings, providing promotional literature and similar services. An unaffiliated broker-dealer or sales representatives of an unaffiliated broker-dealer may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates. Ask Your sales representative further information about what Your sales representative and the broker-dealer for which he or she works may receive in connection with Your purchase of a Contract.

We or our affiliates pay American Funds Distributors, Inc., the principal underwriter for the American Funds(R), a percentage of all Purchase Payments allocated to the following Underlying Funds for the services it provides in marketing the Underlying Funds' shares in connection with the Contract: American Funds Global Growth Fund, American Funds Growth Fund, the American Funds Growth-Income Fund, the American Funds Balanced Allocation Portfolio, the American Funds Growth Allocation Portfolio and the American Funds Moderate Allocation Portfolio.

From time to time, MetLife pays organizations, associations and non-profit organizations fees to sponsor MetLife's Variable Annuity Contracts. We may also obtain access to an organization's members to market Our Variable Annuity Contracts. These organizations are compensated for their sponsorship of Our Variable Annuity Contracts in various ways. Primarily, they receive a flat fee from MetLife. We also compensate these organizations by funding of their programs, scholarships, events or awards, such as a principal of the year award. We may also lease their office space or pay fees for display space at their events, purchase advertisements in their publications or reimburse or defray their expenses. In some cases, We hire organizations to perform administrative services for Us, for which they are paid a fee based upon a percentage of the account balances their members hold in the Contract. We also may retain finders and consultants to introduce MetLife to potential clients and for establishing and maintaining relationships between MetLife and various organizations. The finders and consultants are primarily paid flat fees and may be reimbursed for their expenses. We or Our affiliates may also pay duly licensed individuals associated with these organizations cash compensation for the sales of the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state of New York govern the Contract. Any paid-up Annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state of New York. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, We believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders We are required to obtain from You and from other owners' instructions on how to vote those shares. We will vote all shares, including those We may own on Our own behalf, and those where We have not received instructions from Contract Owners, in the same proportion as shares for which We received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should We determine that We are no longer required to comply with the above, We will vote on the shares in Our own right. In certain limited circumstances, and when permitted by law, We may disregard voting instructions. If We do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

In accordance with Our view of present applicable law, We will vote shares of the Underlying Funds at regular and special meetings of the shareholders of the funds in accordance with instructions received from persons having a voting interest in the corresponding Subaccounts. We will vote shares for which We have not received instructions in the same proportion as We vote shares for which We have received instructions. However, if the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and as a result We determine that We are permitted to vote shares of the Underlying Funds in Our own right, We may elect to do so.

The number of shares which a person has a right to vote will be determined as of the date concurrent with the date established by the respective mutual fund for determining shareholders eligible to vote at the meeting of the fund, and voting instructions will be solicited by written communication before the meeting in accordance with the procedures established by the mutual fund.

Each person having a voting interest will receive periodic reports relating to the fund(s) in which he or she has an interest, proxy material and a form with which to give such instructions with respect to the proportion of the fund shares held in the Subaccounts corresponding to his or her interest.

CONTRACT MODIFICATION

We reserve the right to modify the Contract to keep it qualified under all related law and regulations that are in effect during the term of this Contract. We will obtain the approval of any regulatory authority needed for the modifications.

THIRD PARTY REQUESTS

Generally, we only accept requests for transactions or information from You. We reserve the right not to accept or to process transactions requested on Your behalf by third parties. This includes processing transactions by an agent You designate, through a power of attorney or other authorization, who has the ability to control the amount and timing of transfers for a number of other Contract Owners, and who simultaneously makes the same request or series of requests on behalf of other Contract Owners.

POSTPONEMENT OF PAYMENT (THE "EMERGENCY PROCEDURE")

Payment of any benefit or determination of values may be postponed whenever:
(1) the NYSE is closed; (2) when trading on the NYSE is restricted; (3) when an emergency exists as determined by the Commission so that disposal of the securities held in the Funding Options is not reasonably practicable or it is not reasonably practicable to determine the value of the Funding Option's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of Contract Owners. This Emergency Procedure will supercede any provision of the Contract that specifies a Valuation Date. At any time, payments from the Fixed Account may also be delayed.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require Us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about You and Your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                  APPENDIX A
--------------------------------------------------------------------------------

                        CONDENSED FINANCIAL INFORMATION

                   FOR METROPOLITAN LIFE SEPARATE ACCOUNT E
                     ACCUMULATION UNIT VALUES (IN DOLLARS)

Since this is a new contract, there is no accumulation unit values history.

                                  APPENDIX B
--------------------------------------------------------------------------------

                      PORTFOLIO LEGAL AND MARKETING NAMES

    SERIES FUND/TRUST          PORTFOLIO/SERIES           MARKETING NAME
 ------------------------  ------------------------  ------------------------

 American Funds Insurance                            American Funds Global
   Series(R)               Global Growth Fund        Growth Fund

 American Funds Insurance                            American Funds
   Series(R)               Growth-Income Fund        Growth-Income Fund

 American Funds Insurance                            American Funds Growth
   Series(R)               Growth Fund               Fund

 Janus Aspen Series                                  Janus Aspen Series
                           Enterprise Portfolio      Enterprise Portfolio

 Fidelity(R) Variable                                Fidelity VIP
   Insurance Products      Contrafund(R) Portfolio   Contrafund(R) Portfolio

 Fidelity(R) Variable                                Fidelity VIP Mid Cap
   Insurance Products      Mid Cap Portfolio         Portfolio

                   ANNUITY CONTRACT LEGAL AND MARKETING NAME

          ANNUITY CONTRACT                                                               MARKETING NAME
-------------------------------------                    -                    -------------------------------------

Registered Fixed Account Option                                               Fixed Account

                                  APPENDIX C
--------------------------------------------------------------------------------

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and the Company. A list of the contents of the Statement of Additional Information is set forth below:

          The Insurance Company

          Services

          Principal Underwriter

          Distribution and Principal Underwriting Agreement

          Valuation of Assets

          Calculation of Money Market Yield

          ERISA

          Taxes

          Independent Registered Public Accounting Firm

          Financial Statements

COPIES OF THE STATEMENT OF ADDITIONAL INFORMATION ARE AVAILABLE WITHOUT CHARGE. TO REQUEST A COPY, PLEASE COMPLETE THE COUPON FOUND BELOW AND MAIL IT TO:
METROPOLITAN LIFE INSURANCE COMPANY, 4700 WESTOWN PARKWAY, STE. 200, WEST DES MOINES, IA 50266.

Name:__________________________________________

Address:________________________________________

                                  APPENDIX D
--------------------------------------------------------------------------------

                                COMPETING FUNDS

The Underlying Funds listed below are Competing Funds: defined as any investment option under the Plan which, in Our opinion consists primarily of fixed income securities and/or money market instruments.

    .  BlackRock Bond Income Portfolio

    .  BlackRock High Yield Portfolio

    .  BlackRock Money Market Portfolio

    .  Western Asset Variable High Income Portfolio

    .  Barclays Aggregate Bond Index Portfolio

    .  Lord Abbett Bond Debenture Portfolio

    .  PIMCO Inflation Protected Bond Portfolio

    .  PIMCO Total Return Portfolio

    .  Western Asset Management U.S. Government Portfolio

                               GOLD TRACK SELECT

                      STATEMENT OF ADDITIONAL INFORMATION

                                     DATED

                                      [.]

                                      FOR

                     METROPOLITAN LIFE SEPARATE ACCOUNT E

                                   ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Prospectus dated [.]. A copy of the Variable Annuity Contract Prospectus may be obtained by writing to Metropolitan Life Insurance Company, 4700 Westown Parkway, Ste. 200, West Des Moines, IA 50266, or by calling 1-800-842-9406, or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

The SAI contains information in addition to the information described in the Prospectus for the Variable Annuity Contracts (the "Contract(s)") offered by Metropolitan Life Insurance Company ("we", "our", or the "Company").

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
            THE INSURANCE COMPANY.............................    2
            SERVICES..........................................    2
            PRINCIPAL UNDERWRITER.............................    2
            DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT.    2
            VALUATION OF ASSETS...............................    3
            CALCULATION OF MONEY MARKET YIELD.................    4
            ERISA.............................................    4
            TAXES.............................................    5
            INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....    6
            FINANCIAL STATEMENTS..............................    1

                             THE INSURANCE COMPANY

Metropolitan Life Insurance Company ("MLIC" or the "Company") is a leading provider of insurance, annuities, and employee benefit programs with operations throughout the United States. The Company offers life insurance and annuities to individuals, as well as group insurance and retirement & savings products and many other services to corporations and other institutions. The Company was formed under the laws of New York in 1868. The Company's home office is located at 200 Park Avenue, New York, New York 10166. The Company is a wholly-owned subsidiary of MetLife, Inc. (NYSE: MET), a publicly traded company. MetLife, Inc. is a leading global provider of insurance, annuities and employee benefit programs, serving 90 million customers in over 50 countries. Through its subsidiaries and affiliates, MetLife, Inc. holds leading positions in the United States, Japan, Latin America, Asia Pacific, Europe and the Middle East. The Company's Home Office is located at 200 Park Avenue, New York, New York 10166. The office that administers Your Contract is located at 4700 Westown Parkway, Ste 200, West Des Moines, IA 50266.[?]

STATE REGULATION. The Company is subject to the laws of the state of New York governing insurance companies and to regulation by the Superintendent of the Department of Financial Services ("Superintendent"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Superintendent in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Superintendent or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. The Separate Account meets the definition of a separate account under the federal securities laws, and complies with the provisions of the Investment Company Act of 1940, as amended. Additionally, the operations of the Separate Account are subject to the provisions of Section 4240 of the New York Insurance Law, which authorizes the Superintendent to adopt regulations under it. Section 4240 contains no restrictions on the investments of the Separate Account, and the Superintendent has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                                   SERVICES

FASCore LLC provides recordkeeping services to us in connection with Our administration of the Gold Track Select Contract.

                             PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

               DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                           UNDERWRITING COMMISSIONS

              UNDERWRITING COMMISSIONS PAID   AMOUNT OF UNDERWRITING
                TO THE DISTRIBUTOR BY THE   COMMISSIONS RETAINED BY THE
        YEAR             COMPANY                    DISTRIBUTOR
        ----- ----------------------------- ---------------------------
        2012.         $201,775,422                      $0
        2011.         $222,177,300                      $0
        2010.         $173,815,499                      $0

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.

                              VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined as of 4:00 p.m. Eastern time on each business day, unless We need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the Valuation Period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one Valuation Period to the next. The net investment factor for a Funding Option for any Valuation Period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the Valuation Period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

     (a) = investment income plus capital gains and losses (whether realized or unrealized);

     (b) = any deduction for applicable taxes (presently zero); and

     (c) = the value of the assets of the Funding Option at the beginning of the Valuation Period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the Valuation Period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the Valuation Period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the Valuation Period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is
1.000081 and, for a period of two days, is 1.000081 - 1.000081.)

                       CALCULATION OF MONEY MARKET YIELD

From time to time, We may quote in advertisements and sales literature the current yield for a money market Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Underlying Fund or on its respective portfolio securities. On a Contract-specific basis, the current yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit at the beginning of the period, (b) dividing such net change in Subaccount value by the Subaccount value at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in Subaccount value reflects net income from the Underlying 365-day basis. The net change in Subaccount value reflects: (1) net income from the Underlying Fund attributable to the hypothetical account; and (2) Contract-level charges and deductions imposed under the Contract which are attributable to the hypothetical account.

On a Contract-specific basis, current yield will be calculated according to the following formula:

                Current Yield = ((NCF -- ES) / UV) - (365 / 7)

Where:

NCF = the net change in the value of the Underlying Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses for the hypothetical account for the 7-day period.

UV = the unit value on the first day of the 7-day period.

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:

            Effective Yield = (1 + ((NCF -- ES) / UV)) 365 / 7 -- 1

Where:

NCF = the net change in the value of the Underlying Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses of the hypothetical account for the 7-day period.

UV = the unit value for the first day of the 7-day period.

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                                     ERISA

If Your Plan is subject to ERISA (the Employee Retirement Income Security Act of 1974) and You are married, the income payments, withdrawal provisions, and methods of payment of the death benefit under Your Contract may be subject to Your spouse's rights as described below.

Generally, the spouse must give qualified consent whenever You elect to:

    a) choose income payments other than on a qualified joint and survivor Annuity basis ("QJSA") (one under which We make payments to You during Your lifetime and then make payments reduced by no more than 50% to Your spouse for his or her remaining life, if any); or choose to waive the qualified pre-retirement survivor Annuity benefit ("QPSA") (the benefit payable to the surviving spouse of a Participant who dies with a vested interest in an accrued retirement benefit under the Plan before payment of the benefit has begun);

    b) make certain withdrawals under Plans for which a qualified consent is required;

    c) name someone other than the spouse as Your Beneficiary;

    d) use Your accrued benefit as security for a loan exceeding $5,000.

Generally, there is no limit to the number of Your elections as long as a qualified consent is given each time. The consent to waive the QJSA must meet certain requirements, including that it be in writing, that it acknowledges the identity of the designated Beneficiary and the form of benefit selected, dated, signed by Your spouse, witnessed by a notary public or Plan representative, and that it be in a form satisfactory to Us. The waiver of a QJSA generally must be executed during the 180-day period (90-day period for certain loans) ending on the date on which income payments are to commence, or the withdrawal or the loan is to be made, as the case may be. If You die before benefits commence, Your surviving spouse will be Your Beneficiary unless he or she has given a qualified consent otherwise. The qualified consent to waive the QPSA benefit and the Beneficiary designation must be made in writing that acknowledges the designated Beneficiary, dated, signed by Your spouse, witnessed by a notary public or Plan representative and in a form satisfactory to Us. Generally, there is no limit to the number of Beneficiary designations as long as a qualified consent accompanies each designation. The waiver of and the qualified consent for the QPSA benefit generally may not be given until the Plan year in which You attain age 35. The waiver period for the QPSA ends on the date of Your death.

If the present value of Your benefit is worth $5,000 or less, Your Plan generally may provide for distribution of Your entire interest in a lump sum without spousal consent.

                                     TAXES

403(B)

In general, contributions to Section 403(b) arrangements are subject to limitations under Section 415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year). These contributions (as well as any other salary reduction contributions to qualified Plans of an employer), are also subject to the aggregate annual limitation under section 402 (g) of the Internal Revenue Code as shown below:

     FOR TAXABLE YEARS BEGINNING IN CALENDAR YEAR  APPLICABLE DOLLAR LIMIT
     --------------------------------------------  -----------------------
                        2013......................         $17,500

The Applicable Dollar Limit under Section 402(g) is increased for eligible Participants in the amount of the permissible age 50 and above catch up contributions for the year, which is $5,500 for 2013, regardless of the number of Plans in which the employee participates.

403(A)

If Your benefit under the 403(a) Plan is worth more than $5,000, the Code requires that Your Annuity protect Your spouse if You die before You receive any payments under the Annuity or if You die while payments are being made. You may waive these requirements with the written consent of Your spouse. In general, designating a Beneficiary other than Your spouse is considered a waiver and requires Your spouse's written consent. Waiving these requirements may cause Your monthly benefit to increase during Your lifetime. Special rules apply to the withdrawal of excess contributions.

457(B) ANNUITY

The compensation amounts that may be deferred under a 457(b) Plan may not exceed certain deferral limits established under the federal tax law. 457(b) Plans maintained by State or local governmental employers are considered eligible retirement Plans for purposes of the rollover rules and may also accept certain rollover contributions if permitted under the Plan. Participants in 457(b) Plans of state and local governments (but not Participants in section 457(b) Plans of Tax -- Exempt employers) who attain age 50 prior to the end of the taxable year are also eligible to make catch-up contributions under the same limitations as apply for Participants in Section 403(b) Plans. A 457(b) Plan of either a governmental or tax-exempt employer may provide a one-time election to make special 457(b) catch-up contributions in one or more of the Participant's last 3 taxable years ending before the Participant's normal retirement age under the Plan. Participants in governmental 457(b) Plans may not use both the age 50 or older catch-up contribution and the special 457(b) one-time catch-up contribution in the same taxable year.

In general, contribution limits with respect to elective deferrals and to age 50+ catch-up contributions (under governmental 457 (b) Plans) are not aggregated with contributions under the other types of qualified Plans for purposes of determining the limitations applicable to Participants.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                         [To be updated by amendment]

                                    Part C

                               Other Information

Item 24. Financial Statements and Exhibits

(a)Financial Statements

   The financial statements and financial highlights of each of the Subaccounts of the Separate Account and the report of Independent Registered Public Accounting Firm thereto are contained in the Separate Account's Annual Report and are included in the Statement of Additional Information. The financial statements of each of the Subaccounts of the Separate Account include: [To be filed by amendment]

    (1)Statements of Assets and Liabilities as of December 31, 2012

    (2)Statements of Operations for the year ended December 31, 2012

    (3)Statements of Changes in Net Assets for the years ended December 31, 2012 and 2011

    (4)Notes to Financial Statements

   The consolidated financial statements and financial statement schedules of Metropolitan Life Insurance Company and subsidiaries and the report of Independent Registered Public Accounting Firm, are included in the Statement of Additional Information. The consolidated financial statements of Metropolitan Life Insurance Company and subsidiaries include:

    (1)Consolidated Balance Sheets as of December 31, 2012 and 2011

    (2)Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010

    (3)Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010

    (4)Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2011 and 2010

    (5)Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010

    (6)Notes to Consolidated Financial Statements

(b)Exhibits

 Exhibit
  Number                                                   Description
  -------   -                                               -----------

1.              Resolution of the Board of Directors of Metropolitan Life Insurance Company establishing Separate
                Account E. (Filed with Post-Effective Amendment No.19 to Registration Statement No.2-90380/811-
                04001 for Metropolitan Life Separate Account E on Form N-4 on February 27, 1996. As incorporated herein by reference.)

2.              Not Applicable

3(a).           Distribution and Principal Underwriting Agreement among the Registrant, Metropolitan Life
                Insurance Company and MetLife Investors Distribution Company. (Filed with Post-Effective
                Amendment No. 3 to Registration Statement No. 333-133675/811-07534 for Paragon Separate
                Account B on Form N-6 on February 6, 2008. As incorporated herein by reference.)

3(b).           Form of Retail Sales Agreement (MLIDC Retail Sales Agreement 7-1-05)(LTC). (Filed with Post-
                Effective Amendment No.13 to Registration Statement No. 333-83716/811-04001 for Metropolitan
                Life Separate Account E on Form N-4 on April 25, 2006. As incorporated herein by reference.)

3(b)(i).        Form of Enterprise Selling Agreement 02-10 (MetLife Investors Distribution Company Sales
                Agreement). (Filed with Post-Effective Amendment No.14 to Registration Statement File No. 333-
                83716/811-04001 for Metropolitan Life Separate Account E on Form N-4 on April 13, 2010. As
                incorporated herein by reference.)

3(b)(ii).       Form of Enterprise Selling Agreement 09-12 (MetLife Investors Distribution Company Sales
                Agreement). (Filed with Post-Effective Amendment No.17 to Registration Statement File No. 333-
                83716/811-04001 for Metropolitan Life Separate Account E on Form N-4 on April 11, 2013. As
                incorporated herein by reference.)

3(c).           Participation Agreement -- American Funds Insurance Series. (Filed with Pre-Effective Amendment
                No.1 to Registration Statement No. 333-52366/811-04001 for Metropolitan Life Separate Account E
                on Form N-4 on August 3, 2001. As incorporated herein by reference.)

3(d)(i).        Participation Agreement -- American Funds Insurance Series - Summary (Filed with Post-Effective
                Amendment No.15 to Registration Statement File No. 333-83716/811-04001 for Metropolitan Life
                Separate Account E on Form N-4 on April 12, 2011. As incorporated herein by reference.)

3(e).           Participation Agreement -- Met Investors Series Trust. (Filed with Registration Statement No. 333-
                83716/811-04001 for Metropolitan Life Separate Account E on Form N-4 on March 5, 2002. As
                incorporated herein by reference.)

3(e)(i).        First Amendment to the Participation Agreement (Filed with Post-Effective Amendment No. 2 to
                Registration Statement File No. 333-153109/811-04001 for Metropolitan Life Separate Account E on
                Form N-4 on June 29, 2009. As incorporated herein by reference.)

3(e)(ii).       Second Amendment to the Participation Agreement (Filed with Post-Effective Amendment No. 2 to
                Registration Statement File No. 333-153109/811-04001 for Metropolitan Life Separate Account E on
                Form N-4 on June 29, 2009. As incorporated herein by reference.)

3(e)(iii).      Amendment to each of the Participation Agreements currently in effect between Met Investors Series
                Trust, MetLife Advisers, LLC, MetLife Investors Distribution Company and Metropolitan Life
                Insurance Company, MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance
                Company, MetLife Investors Insurance Company, First MetLife Investors Insurance Company, New
                England Life Insurance Company and General American Life Insurance Company effective April 30,
                2010. (Filed with Post-Effective Amendment No.16 to Registration Statement File No. 333-
                83716/811-04001 for Metropolitan Life Separate Account E on Form N-4 on April 12, 2012. As
                incorporated herein by reference.)

3(f).           Participation Agreement -- Metropolitan Series Fund. (Filed with Post-Effective Amendment No. 9 to Registration Statement 333-83716/811-04001 for Metropolitan Life Separate Account E on Form
                N-4 on September 10, 2007. As incorporated herein by reference.)

3(f)(i).        Amendment to each of the Participation Agreements currently in effect between Metropolitan Series
                Fund, MetLife Advisers, LLC, MetLife Investors Distribution Company and Metropolitan Life
                Insurance Company, Metropolitan Tower Life Insurance Company, MetLife Insurance Company of
                Connecticut, MetLife Investors USA Insurance Company, MetLife Investors Insurance Company,
                First MetLife Investors Insurance Company, New England Life Insurance Company and General
                American Life Insurance Company effective April 30, 2010. (Filed with Post-Effective Amendment
                No.16 to Registration Statement File No. 333-83716/811-04001 for Metropolitan Life Separate
                Account E on Form N-4 on April 12, 2012. As incorporated herein by reference.)

(3)(g).         Form of Participation Agreement with Janus Aspen Series (Filed with Post-Effective Amendment
                No.16 to Registration Statement No. 333-57320/811-06025 for Metropolitan Life Separate Account
                UL on Form N-6 on April 30, 2004. As incorporated herein by reference.)

(3)(h).         Form of Participation Agreement with Franklin Templeton Insurance Products Trust (Filed with Post-
                Effective Amendment No. 16 to Registration Statement No. 033-57320/811-06025 for Metropolitan
                Life Separate Account UL on Form N-6 on April 30, 2004. As incorporated herein by reference.)

(3)(h)(i).      Amendment to the Participation Agreement with Franklin Templeton Insurance Products Trust (Filed with Post-Effective Amendment No. 24 to Registration Statement No. 033-57320/811-06025 for
                Metropolitan Life Separate Account UL on Form N-6 on April 14, 2011. As incorporated herein by reference.)

(3)(i).         Participation Agreement with Fidelity Variable Insurance Products (Filed with Post-Effective
                Amendment No. 8 to Registration Statement No. 2-90380/811-04001 for Metropolitan Life Separate
                Account E on Form N-4 on April 30, 1997. As incorporated herein by reference.)

(3)(i)(i).      Amendment to the Participation Agreement with Fidelity Variable Insurance Products (Filed with
                Post-Effective Amendment No. 24 to the Registration Statement No. 033-57320/811-06025 for
                Metropolitan Life Separate Account UL on Form N-6 on April 14, 2011. As incorporated herein by reference.)

(3)(j).         Form of Participation Agreement with Delaware VIP Trust (Filed with Post-Effective Amendment
                No. 16 to the Registration Statement No. 033-57320/811-06025 for Metropolitan Life Separate
                Account UL on Form N-6 on April 30, 2004. As incorporated herein by reference.)

(3)(k).         Participation Agreement among Legg Mason Partners Variable Equity Trust, Legg Mason Partners
                Variable Income Trust, Legg Mason Investors Services, LLC, Legg Mason Partners Fund Advisor,
                LLC and Metropolitan Life Insurance Company made and entered into January 1, 2009; and
                Amendment No. 1 to the Participation Agreement made and entered into January 1, 2009 (Filed with
                Pre-Effective Amendment No. 1 to Registration Statement No. 333-16109/811-08628 for
                Metropolitan Life Variable Annuity Separate Account II on November 2, 2009. As incorporated herein by reference.)

(3)(k)(i).      Amendment to the Participation Agreement with Legg Mason. (Filed with Post-Effective Amendment
                No. 24 to the Registration Statement No. 033-57320/811-06025 on Form N-6 on April 14, 2011. As
                incorporated herein by reference.)

 Exhibit
  Number      Description
  -------     -----------
4.            Contracts, Certificates and Endorsements (Filed herewith.)

4(a).         Form of Gold Track Select Contract and Contract Schedule (New York Version) (M-14669 (4223)).
              For use with non-ERISA 403(b) plans.

4(a)(i).      Form of Gold Track Select Certificate and Certificate Schedule (New York Version) (M-14672
              (4223)). For use with non-ERISA 403(b) participants.

4(a)(ii).     Fixed Account Rider (New York Version) (M-14750 (4223)). For use with non-ERISA 403(b)
              contracts and certificates.

4(b).         Form of Gold Track Select Contract and Contract Schedule (New York Version) (M-14669 (Non-
              4223)). For use with ERISA 403(b), allocated 401 and 457 plans.

4(b)(i).      Form of Gold Track Select Certificate and Certificate Schedule (New York Version) (M-14672
              (Non-4223)). For use with ERISA 403(b), allocated 401 and 457 participants.

4(b)(ii).     Fixed Account Rider (New York Version) (M-14708 (Non-4223)). For use with ERISA 403(b), allocated 401 and 457 contracts and certificates, except those subject to New York Deferred
              Compensation Board Rules.

4(b)(iii).    Fixed Account Rider (New York Version) (M-22434 (Non-4223)). For use with 457 contracts and certificates in 457 plans subject to New York Deferred Compensation Board Rules.

4(c).         Form of Gold Track Select Contract and Contract Schedule (New York Version) (M-14634). For
              use with unallocated 401 plans.

4(c)(i).      Fixed Account Rider (New York Version) (M-22155). For use with unallocated 401 contracts.

4(d).         401(a)/403(a) Plan Endorsement (ML-401-3-NY (5/11)).

4(e).         457(b) Plan Endorsement (Governmental and Tax-Exempt) (M-22493 (7/13)).

4(f).         Roth 401 Endorsement (ML-G-Roth-401 (11/05)).

4(g).         Tax-Sheltered Annuity Endorsement (ML-398-3 (12/08)).

4(h).         Roth 403(b) Endorsement (ML-G-Roth-398 (11/05)).

4(i).         Automatic Rollover Endorsement. (M-22472 (7/13)).

4(j).         Cash Loan Rider (M-22172-A).

4(k).         Death Benefit Endorsement. (M-22120). For use with unallocated 401 contract.

5.            Applications (To be filed by amendment.)

(6)(a).       Amended and Restated Charter of Metropolitan Life. (Filed with Registration Statement
              No.333-83716/811-04001 for Metropolitan Life Separate Account E on Form N-4 on March 5,
              2002. As incorporated herein by reference.)

6(b).         Amended and Restated By-Laws of Metropolitan Life. (Filed with Post-Effective Amendment
              No.16 to Registration Statement No.333-52366/811-04001 for Metropolitan Life Separate Account
              E on Form N-4 on January 16, 2008. As incorporated herein by reference.)

Exhibit
Number  Description
------- -----------

  9.    Opinion of Counsel as to the legality of securities being registered. (To be filed by amendment.)

  10.   Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm. (To be filed by amendment.)

  11.   Not Applicable

  12.   Not Applicable

  13.   Powers of Attorney. Filed herewith.

Item 25. Directors and Officers of the Depositor

Principal Business Address:

Name, Principal Occupation                       Position And Offices
And Business Address                             With Depositor
--------------------------                       ------------------------------
Steven A. Kandarian                              Director, Chairman, President
MetLife, Inc. and Metropolitan Life Insurance    and Chief Executive Officer
Company
President and Chief Executive Officer
1095 Avenue of the Americas
New York, NY 10036

Kurt M. Campbell                                 Director
The Asia Group
2101 L Street N.W.
Suite 440
Washington, D.C. 20037

Carlos M. Gutierrez                              Director
Vice Chairman,
Albright Stonebridge Group (ASG)
555 Thirteenth Street, N.W.
Suite 300 West
Washington, D.C. 20004

Cheryl W. Grise                                  Director
MetLife, Inc. and Metropolitan Life Insurance
Company
200 Park Avenue
New York, New York 10166

R. Glenn Hubbard                                 Director
Dean and Russell L. Carson Professor of
Finance and Economics
Graduate School of Business
Columbia University
Uris Hall-Rm 101
3022 Broadway
New York, NY 10027-6902

John M. Keane                                    Director
Senior Partner
SCP Partners
2020 K Street N.W.
Suite 300
Washington, D.C. 20006

Alfred F. Kelly, Jr.                             Director
CEO of the NY/NJ 2014 Super Bowl Host Committee
MetLife Stadium
One MetLife Stadium Drive
East Rutherford, NJ 07073

James M. Kilts                                   Director
Founding Partner
Centerview Capital
3 Greenwich Office Park, 2nd floor
Greenwich, CT 06831

Catherine R. Kinney                              Director
MetLife, Inc. and Metropolitan Life Insurance
Company
200 Park Avenue
New York, New York 10166

Hugh B. Price                                    Director
Senior Fellow
Brookings Institution
1775 Massachusetts Avenue, N.W.
Washington, DC 20036

Kenton J. Sicchitano                             Director
MetLife, Inc. and Metropolitan Life Insurance
Company
200 Park Avenue
New York, New York 10166

Lulu C. Wang                                     Director
Chief Executive Officer
Tupelo Capital Management LLC
340 Madison Avenue
19th Floor
New York, New York 10173

   Set forth below is a list of certain principal officers of MetLife. The principal business address of each officer of MetLife is 200 Park Avenue, New York, New York 10166

Name                     Position With Metlife
------------------------ -----------------------------------------------------------
Steven A. Kandarian      Chairman, President and Chief Executive Officer

Christopher G. Townsend  President, Asia

Michel A. Khalaf         President, Europe/Middle East/Africa

William J. Wheeler       President, Americas

John C.R. Hele           Executive Vice President and Chief Financial Officer

Peter M. Carlson         Executive Vice President and Chief Accounting Officer

Steven J. Goulart        Executive Vice President and Chief Investment Officer

Ricardo A. Anzaldua      Executive Vice President and General Counsel

Frans Hijkoop            Executive Vice President and Chief Human Resources Officer

Beth M. Hirschhorn       Executive Vice President, Global Brand, Marketing and
                         Communication

Maria R. Morris          Executive Vice President, Global Employee Benefits

Martin J. Lippert        Executive Vice President, Global Technology and Operations

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of Metropolitan Life Insurance Company under New York insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company, which is a wholly-owned subsidiary of MetLife, Inc. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance Company:

(To be filed by amendment.)

Item 27. Number of Contract Owners

As of [.], there were owners of qualified contracts and [.] owners of non-qualified contracts offered by the Registrant (Metropolitan Life Separate Account E).

Item 28. Indemnification

       UNDERTAKING PURSUANT TO RULE 484(B)(1) UNDER THE SECURITIES ACT OF 1933

       MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors & Officers Liability and Corporate Reimbursement Insurance Policy with a limit of $400 million. The directors and officers of Metropolitan Life Insurance Company ("Metropolitan"), a subsidiary of MetLife, Inc. are also covered under the Financial Institutions Bond as well as under the directors' and officers' liability policy. A provision in Metropolitans by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan.

       Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan pursuant to the foregoing provisions, or otherwise, Metropolitan has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person of Metropolitan in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a)MetLife Investors Distribution Company is the principal underwriter and distributor of the contracts.

MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (including the Registrant):
MetLife of CT Separate Account Eleven for Variable Annuities
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account II
Met Investors Series Trust
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Life Account One
MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Metropolitan Tower Separate Account One
Metropolitan Tower Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund

(b)MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

Name And Principal            Positions And Offices
Business Address              With Underwriter
------------------            ----------------------------------------------------------------
Elizabeth M. Forget           Director, Executive Vice President
1095 Avenues of the Americas
New York, NY 10036

Paul A. LaPiana               Director, Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Mark E. Rosenthal             President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew G. Aiello              Senior Vice President, Channel Head - National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

     Jay S. Kaduson               Senior Vice President
     10 Park Avenue
     Morristown, NJ 07962

     John G. Martinez             Vice President, Chief Financial Officer
     18210 Crane Nest Dr.
     Tampa, FL 33647

     Debora L. Buffington         Vice President, Director of Compliance
     5 Park Plaza
     Suite 1900
     Irvine, CA 92614

     David DeCarlo                Vice President
     5 Park Plaza
     Suite 1900
     Irvine, CA 92614

     Paul M. Kos                  Vice President
     5 Park Plaza
     Suite 1900
     Irvine, CA 92614

     Cathy A. Sturdivant          Vice President
     5 Park Plaza
     Suite 1900
     Irvine, CA 92614

     Paulina Vakouros             Vice President
     200 Park Avenue
     40th Floor
     New York, NY 10166

     Craig W. Markham             Vice President
     13045 Tesson Ferry Road
     St. Louis, MO 63128

     Isaac Torres                 Secretary
     1095 Avenue of the Americas
     New York, NY 10036

     Marlene B. Debel             Treasurer
     1095 Avenue of the Americas
     New York, NY 10036

(c)Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                               (2)
                                         Net Underwriting       (3)           (4)
                 (1)                      Discounts and   Compensation On  Brokerage         (5)
     Name of Principal Underwriter         Commissions      Redemption    Commissions Other Compensation
---------------------------------------- ---------------- --------------- ----------- ------------------
MetLife Investors Distribution Company-.   $201,775,422         $0            $0              $0

Item 30. Location of Accounts and Records

(1)Metropolitan Life Insurance Company
   200 Park Avenue
   NewYork, NewYork 10166

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

The undersigned Registrant hereby undertakes:

(a)  To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b)  To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional
     Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional
     Information; and

(c)  To deliver with any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

(d)  The undersigned registrant represents that for its TSA variable annuities it is relying on the "no-action" position of the Commission staff as contained in its November 7, 1988 letter to the American Council of Life Insurance and has complied with the provisions of numbered paragraphs (1) - (4) of such letter.

(e)  The undersigned registrant represents that with respect to its TSA ERISA variable annuities, it is relying on the "no-action" position of the Commission staff as contained in its August 20, 2012 letter to the ING Life Insurance and Annuity Company and has complied with the provisions of such letter.

Metropolitan Life Insurance Company hereby represents:

(a)  That the aggregate fees and charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Metropolitan Life Insurance Company under the
     Contracts.

                                  SIGNATURES

   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of New York, and State of New York on this First day of August, 2013.

                                             Metropolitan Life Separate Account
                                             E
                                             (Registrant)

                                             By:  Metropolitan Life Insurance
                                                  Company
                                             (Depositor)

                                             By:      /s/ Paul G. Cellupica
                                                  -----------------------------
                                                        Paul G. Cellupica
                                                          Chief Counsel
                                                            Americas

                                             Metropolitan Life Insurance Company
                                             (Depositor)

                                             By:      /s/ Paul G. Cellupica
                                                  -----------------------------
                                                        Paul G. Cellupica
                                                          Chief Counsel
                                                            Americas

                                  SIGNATURES

   As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                         Title                   Date
            ---------                        -----                   ----

               *
      --------------------- Director, Chairman, President and Chief
      Steven A. Kandarian   Executive Officer

               *
      --------------------- Executive Vice President and
         John C.R. Hele     Chief Financial Officer

               *            Executive Vice President,
      --------------------- and Chief Accounting Officer
        Peter M. Carlson

      --------------------- Director
        Kurt M. Campbell

               *
      --------------------- Director
        Cheryl W. Grise


      --------------------- Director
      Carlos M. Gutierrez

               *
      --------------------- Director
        R. Glenn Hubbard

               *
      --------------------- Director
         John M. Keane

               *
      --------------------- Director
      Alfred F. Kelly, Jr.

               *
      --------------------- Director
         James M. Kilts

               *
      --------------------- Director
      Catherine R. Kinney

               *
      --------------------- Director
         Hugh B. Price

               *
      --------------------- Director
      Kenton J. Sicchitano

               *
      --------------------- Director
          Lulu C. Wang

                    *By:  /s/ Myra L. Saul
                          ----------------- August 1, 2013
                          Myra L. Saul
                          Attorney-in-Fact